 Exhibit 2.1

ASSET PURCHASE AGREEMENT

among:

FIFTH GEAR ACQUISITIONS, INC., as Purchaser

SPEED COMMERCE, INC.

and

SIGMA HOLDINGS, LLC,

SIGMA MICRO, LLC and

LEXTON GROUP, L.L.C., as Sellers,

the Members of SIGMA HOLDINGS, LLC

and

Albert Langsenkamp,

In HIS CAPACITY AS SELLERS' REPRESENTATIVE

Dated Effective as of November 21, 2014

i

ii

EXHIBITS AND SCHEDULES

EXHIBIT A	CALCULATION OF NET WORKING CAPITAL
EXHIBIT B	ALLOCATION
EXHIBIT C	REGISTRATION RIGHTS AGREEMENT

SCHEDULE 1	EXAMPLE 2014 ADJUSTED EBITDA CALCULATION
SCHEDULE 2.1(A)	PURCHASED FIXED ASSETS
SCHEDULE 2.1(B)	PURCHASED MARKS
SCHEDULE 2.1(C)	PURCHASED COPYRIGHTS
SCHEDULE 2.1(D)	PURCHASED RECEIVABLES
SCHEDULE 2.1(E)	PURCHASED PREPAIDS
SCHEDULE 2.1(F)	PURCHASED INVENTORY
SCHEDULE 2.1(G)	ASSUMED CONTRACTS
SCHEDULE 2.1(H)	PURCHASED SOFTWARE
SCHEDULE 2.1(I)	REAL PROPERTY FEE PARCELS
SCHEDULE 2.1(J)	DOMAIN NAMES; NUMBERS; WEBSITE
SCHEDULE 2.1(K)	PURCHASED TRADE SECRETS
SCHEDULE 2.1(L)	PERMITS
SCHEDULE 2.1(M)	PURCHASED PATENTS
SCHEDULE 2.1(O)	OTHER NON-CURRENT ASSETS
SCHEDULE 2.2(D)	EXCLUDED ASSETS
SCHEDULE 5.5(A)	BUSINESS EMPLOYEES

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is being entered into effective as of November 21, 2014 (the “Effective Date”), by and among Fifth Gear Acquisitions, Inc., a Minnesota corporation (“Purchaser”), and Speed Commerce, Inc., a Minnesota corporation (“Parent Company”), on one hand, and Sigma Holdings, LLC, an Indiana limited liability company, Sigma Micro, LLC, an Indiana limited liability company, and Lexton Group, L.L.C., a Missouri limited liability company (collectively, “Sellers”), and Albert Langsenkamp (“Langsenkamp”), Sigma Holdings, Inc., an Indiana corporation, Therese Langsenkamp, Jack Alexander, Jan Alexander, Matthew J. Smith, Joan H. Smith Trust U/A 9/11/1985, Robert L. Richardson Jr., David L. Hecht, Martha S. Moore, Matthew L. Konkle, Donald J.B. Van der Wiel, Jeffrey Dahltorp (collectively, along with Langsenkamp, the “Members” and each individually a “Member”; and collectively with the Sellers, the “Selling Parties” and each individually a “Selling Party”), on the other hand, and Langsenkamp, in his capacity as Sellers' Representative.

RECITAL:

The parties hereto desire to provide for the purchase by Purchaser of substantially all of the assets used by Sellers in connection with Sellers’ e-commerce fulfillment, third party logistics services and call center services businesses as well as Seller’s business of developing, selling and licensing software utilized for order management and warehouse management functions (collectively, the “Business”), and wish to provide for certain related transactions, on the terms and subject to the conditions and other provisions set forth in this Agreement.

NOW, THEREFORE, pursuant to the above recital and in consideration of the mutual covenants and agreements set forth below and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS

For purposes of this Agreement:

“Administrative Costs” has the meaning set forth in Section 7.17(a).

“Annual Statements” has the meaning set forth in Section 3.14(a).

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Allocation” has the meaning set forth in Section 2.7(a).

“Assignment and Assumption Agreement” has the meaning set forth in Section 2.8(b).

“Assumed Contracts” has the meaning set forth in Section 2.1(g).

“Assumed Liabilities” has the meaning set forth in Section 2.4(a).

“Average Parent Stock Price” means the Volume-Weighted Average Price (VWAP) (rounded to the nearest thousandth of one cent) of the per share closing prices of Parent Common Stock on The NASDAQ Stock Market during the twenty (20) consecutive trading days ending on (and including) the trading day that is two (2) trading days prior to the date of the applicable calculation.

“Benefit Plan” means all employee benefit plans, employment or severance agreements or other similar arrangements for the benefit of any current or former employee or independent contractor employed or formerly employed or otherwise retained or formerly retained in the operation of the Business and with respect to which one or more of the Sellers or any ERISA Affiliate have or may have any Liability in connection with or relating to the Business, including (a) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), (b) any profit-sharing, stock bonus, deferred compensation, bonus, stock option, stock purchase, restricted stock, equity incentive, phantom equity, pension, retirement, retainer, compensation, consulting, severance, retention, indemnification, welfare or incentive plan, agreement or arrangement, and (c) any plan, agreement or arrangement providing for “fringe benefits” or perquisites to employees, officers, directors or agents, including but not limited to benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, tuition reimbursement, medical, dental, hospitalization, life insurance, disability insurance and other types of insurance, whether written or unwritten.

“Bill of Sale” has the meaning set forth in Section 2.8(b).

“Business” has the meaning set forth in the recital.

“Business Employee” means any employee of Sellers or any subsidiary of Sellers of the Business.

“Cap” has the meaning set forth in Section 6.3(c).

“Claim Notice” has the meaning set forth in Section 6.4(a).

“Closing” has the meaning set forth in Section 2.8(a).

“Closing Cash” has the meaning set forth in Section 2.3(a).

“Closing Date” has the meaning set forth in Section 2.8(a).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Section 4980B of the Code, Title I Part 6 of ERISA, and any similar state group health plan continuation law.

“COBRA Beneficiaries” has the meaning set forth in Section 5.5(f).

“COBRA Coverage” has the meaning set forth in Section 5.5(f).

“Code” means the Internal Revenue Code of 1986, as amended.

“Competitive Enterprise” has the meaning set forth in Section 5.7(a).

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement by and between Purchaser and Sellers, dated as of March 3, 2014.

“Confidential Information” means any information of Sellers related to the Business, including methods of operation, customers, customer lists, products, prices, fees, costs, technology, inventions, trade secrets, know-how, software, marketing methods, plans, and information relating to the Sellers’ personnel, vendors, competitors, markets or other specialized information or proprietary matters.

“Confirmation Certificate” has the meaning set forth in Section 2.9(c).

“Consent” means any consent, approval or waiver.

“Continuing Unresolved Amount” has the meaning set forth in Section 2.11(b)

“Contract” means any legally binding written or oral agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, mortgage or guarantee.

“Damages” means, without duplication, all actual losses, Liabilities, judgments, damages, claims, assessments and awards, including all costs and expenses relating thereto (including reasonable fees and expenses of legal counsel and costs of investigation), whether or not involving a Third Party Claim, expressly including any additional Purchase Price or Earn Out Amount paid to Sellers as a result of a breach of any representation, warranty, or covenant by a Selling Party set forth herein or error or subsequent adjustment in the calculation of any Earn Out Amount paid hereunder, but expressly excluding any incidental, consequential, punitive or exemplary damages, special damages, indirect damages, unrealized expectation, lost profits or other similar items.

“Delinquent Receivables” shall mean, subject to the provisions of Section 2.9, all accounts receivables of the Sellers as of the close of business on the Closing Date, or any portion thereof, that remain uncollected as of the close of business on the 90th day after the Closing Date.

“Direct Claim” has the meaning set forth in Section 6.4(c).

“Disclosure Schedules” means the disclosure schedules delivered by the Sellers’ Representative to Purchaser contemporaneously with the execution and delivery of the Agreement.

“Dispute Notice” has the meaning set forth in Section 2.9(c).

“Earn Out Amount” has the meaning set forth in Section 2.5(a).

“Earn Out Shares” has the meaning set forth in Section 2.5(c).

“Effective Date” has the meaning set forth in the Preamble.

“Environmental Documentation” has the meaning set forth in Section 3.20(h).

“Environmental Law” means, collectively, all applicable statutes, regulations, ordinances, codes, Environmental Permits, orders, and all other Legal Requirements of any Governmental Authority relating to Hazardous Substances and the environment (which includes air, water, vapor, surface water, groundwater, soil, surface and subsurface strata, and natural resources), and/or human health.

“Environmental Permits” means all Permits required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with any Seller or Sellers, as defined in Section 414 of the Code, or is otherwise required to be aggregated with any Seller or Sellers under Section 414(o) of the Code.

“Escrow Agreement” has the meaning set forth in Section 2.11(a).

“Escrow Account” has the meaning set forth in Section 2.11(a).

“Escrow Amount” has the meaning set forth in Section 2.11(a).

“Escrow Agent” has the meaning set forth in Section 2.11(a).

“Estimated Net Working Capital Payment” means, either the positive amount by which the estimated Net Working Capital as of the Closing Date exceeds the Net Working Capital Target or the negative amount by which the Net Working Capital Target exceeds the estimated Net Working Capital as of the Closing Date, in each case as the estimated Net Working Capital is set forth in the Net Working Capital Certificate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Contracts” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4(b).

“Expiration Date” has the meaning set forth in Section 6.3(a).

“Final Release Date” has the meaning set forth in Section 2.11(b).

“Financial Statements” has the meaning set forth in Section 3.14(a).

“Fixed Assets” has the meaning set forth in Section 2.1(a).

“Former Selling Party” has the meaning set forth in Section 7.16(c).

“Fundamental Representations” has the meaning set forth in Section 6.3(a).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official or ministry and any governmental court or other governmental tribunal); or (d) entity exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power.

“Hazardous Substances” means and includes any materials, chemicals, substances or wastes which, at the time of Closing, are regulated by any Governmental Authority under Environmental Laws now existing, including (a) materials, chemicals, substances and/or wastes regulated as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” “toxic wastes”, “solid wastes,” “regulated wastes,” “pollutants,” “contaminants,” “radioactive materials,” “radioactive wastes,” and other similar terms and/or (b) petroleum and/or petroleum products, PCBs, asbestos, urea formaldehyde.

“Improvements” has the meaning set forth in Section 3.19(d).

“Indebtedness” means the unpaid principal amount of, accrued interest on, and prepayment penalties with respect to, all indebtedness for borrowed money of each Seller, all obligations of each Seller evidenced by bonds, debentures, notes or similar instruments, all obligations, contingent or otherwise, of each Seller as an account party with respect to letters of credit and letters of guarantee (to the extent drawn upon at Closing) and all capital lease obligations of the each Seller.

“Initial Release Date” has the meaning set forth in Section 2.11(b).

“Initial Unresolved Amount” has the meaning set forth in Section 2.11(b).

“Indemnified Party” has the meaning set forth in Section 6.4(a).

“Indemnifying Party” has the meaning set forth in Section 6.4(a).

“Independent Accounting Firm” means a mutually-agreeable nationally recognized firm of independent auditors that has not performed work for, and is otherwise independent of, Purchaser and any Selling Party.

“Intellectual Property” means any of the following and all worldwide statutory and common law rights associated therewith: (a) patents, patent applications, patent disclosures and related patent rights (including any continuations, divisions, reissues, reexaminations, renewals, or extensions thereof); (b) trademarks, trademark registrations, trademark applications, trade dress rights, trade names, service marks, service mark registrations and service mark applications; (c) copyrights, copyright registrations and copyright applications; (d) mask work rights, mask work registrations and mark work applications; (e) Internet domain names, Internet and World Wide Web URLs or addresses and registrations or applications therefor; (f) inventions, unfiled invention disclosures, improvements, trade secrets, know-how and proprietary processes and formulae; (g) moral and economic rights of authors and inventors, however denominated; and (h) any tangible embodiments of the foregoing (e.g., documentation, media, manuals and records).

“Intellectual Property Assignment” has the meaning set forth in Section 2.8(b).

“Interim Statement” has the meaning set forth in Section 3.14(a).

“Konkle” means Matthew L. Konkle.

“Leasing Agreement” has the meaning set forth in Section 2.8(b).

“Leasing Expiration Date” has the meaning set forth in Section 5.5(a).

“Legal Requirement” means any law, rule, decree, statute, order, regulation, ordinance, directive, code, order, ordinance, judgment, injunction, or binding judicial precedent that is legally promulgated or issued by any Governmental Authority.

“Liabilities” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any applicable Legal Requirement or Contract, including any liabilities or obligations for Taxes.

“Liens” has the meaning set forth in Section 3.2.

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise), prospects or assets of the Business, (b) the value of the Purchased Assets, (c) the ability of Sellers to consummate the transactions contemplated hereby on a timely basis, or (d) Purchaser’s ability to operate the Business immediately after Closing in the manner operated by Sellers prior to Closing; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) changes or developments in financial, economic, political or industry conditions in the United States or any other jurisdiction in which Sellers have substantial business; (ii) changes or developments, after the date hereof, in GAAP; or (iii) changes or developments resulting from or caused by natural disasters, or outbreak of major hostilities in which the United States is involved or any act of war or terrorism within the United States or directed against its facilities or citizens wherever located; provided further, however that any event, occurrence, fact, condition or change referred to in clauses (i) through (iii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent those changes or developments have a disproportionate effect on Sellers, considered as a single enterprise, relative to other businesses in the industries in which Sellers conduct their business operations.

“Matter” means any judicial or administrative or arbitral action, mediation, inquiry, claim (including counterclaim), demand, dispute, action, suit, proceeding, investigation or other similar matter.

“Members” and each individually a “Member” have the meaning set forth in the Preamble.

“Minority Members” shall mean each Member other than Langsenkamp, Jack Alexander and Jan Alexander.

“Most Recent Balance Sheet” has the meaning set forth in Section 3.14(c).

“Net Working Capital” means the current assets included in the Purchased Assets (consisting of the Purchased Receivables but excluding the Delinquent Receivables, the Purchased Prepaids, the Purchased Inventory and the other current assets) minus the current liabilities (excluding deferred revenue) included in the Assumed Liabilities on the Closing Date, in each case, determined in accordance with GAAP, consistently applied, as of the Closing Date. Notwithstanding the foregoing, the “Net Working Capital” shall be subject to the adjustments set forth on Exhibit A attached hereto, even if the same are inconsistent with GAAP. Solely for the purposes of calculating Net Working Capital, the parties hereto shall assume that any amounts paid coincident with Closing to on account of any Liabilities under that certain Revolving Credit and Security Agreement, dated as of June 5, 2012, by and among Sigma Holdings, LLC d/b/a/ Fifth Gear and Restaurant Services, Inc. (“RSI”), as amended, were “current liabilities”.

“Net Working Capital Certificate” has the meaning set forth in Section 2.8(c).

“Net Working Capital Statement” has the meaning set forth in Section 2.9(a).

“Net Working Capital Target” means Three Million Seven Hundred Fifty Thousand and 00/100 Dollars ($3,750,000.00).

“Non-Assignable Contract” has the meaning set forth in Section 5.6.

“Offered Earn Out Shares” has the meaning set forth in Section 5.8.

“Open Source Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models: (a) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (b) the Artistic License (e.g., PERL); (c) the Mozilla Public License; (d) the Netscape Public License; (e) the Sun Community Source License (SCSL); (f) the Sun Industry Standards License (SISL); (g) the BSD License; or (h) the Apache License.

“Order” means any order, injunction, judgment, doctrine, decree, ruling, writ, assessment or arbitration award of a Governmental Authority.

“Outbound License Agreements” means (a) non-exclusive licenses to Purchased Intellectual Property (i) included in any product or service offered by Sellers or (ii) to use any product or service offered by Sellers as a service, in each case (i) or (ii), granted to customers (directly by Sellers or indirectly through third person partners acting as sublicensors, value added resellers, systems integrators, original equipment manufacturers, or other distributors or resellers of any kind), sublicensors, value added resellers, systems integrators, original equipment manufacturers, or other distributors or resellers of any kind, by Sellers in the ordinary course of business, and (b) licenses or other rights of use in respect of Purchased Trademarks to refer to a Third Party as a customer or reseller and rights granted as part of corporate sponsorships, which licenses or rights are not material.

“Parent Common Stock” shall mean the common stock, no par value, of Parent Company.

“Parent Company” has the meaning set forth in the introductory paragraph of the Agreement.

“Patents” has the meaning set forth in Section 2.1(m).

“Permit” means any licenses, permits, certificates and certifications (including certificates of occupancy), variances, exemptions, filings, registrations, declarations, notifications, accreditations, approvals, consents all other authorizations of any Governmental Authority.

“Permitted Liens” has the meaning set forth in Section 3.2(a).

“Person” means any individual, corporation, general partnership, limited partnership, limited liability company, trust, association, firm, organization, company, business, entity, union, society or Governmental Authority.

“Personal Property Leases” has the meaning set forth in Section 3.6(b).

“Purchase Price” has the meaning set forth in Section 2.3.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Purchased Copyrights” has the meaning set forth in Section 2.1(c).

“Purchased Fixed Assets” has the meaning set forth in Section 2.1(a).

“Purchased Intellectual Property” shall mean the Purchased Marks, the Purchased Copyrights, the Purchased Patents, the Purchased Trade Secrets, the Purchased Software, the domain name registrations and URLs identified on Schedule 2.1(j) and the Intellectual Property rights embodied in the Seller Business Software.

“Purchased Inventory” has the meaning set forth in Section 2.1(f).

“Purchased Marks” has the meaning set forth in Section 2.1(b).

“Purchased Patents” has the meaning set forth in Section 2.1(m).

“Purchased Prepaids” has the meaning set forth in Section 2.1(e).

“Purchased Receivables” has the meaning set forth in Section 2.1(d).

“Purchased Software” has the meaning set forth in Section 2.1(h).

“Purchased Trade Secrets” has the meaning set forth in Section 2.1(k).

“Purchaser” has the meaning set forth in the introductory paragraph of the Agreement.

“Purchaser Indemnified Parties” and “Purchaser Indemnified Party” have the meaning set forth in Section 6.1.

“Purchaser’s Adjusted EBITDA Report” has the meaning set forth in Section 2.5(b).

“Real Property” has the meaning set forth in Section 3.20(a).

“Real Property Fee Parcels” has the meaning set forth in Section 2.1(i).

“Real Property Leases” has the meaning set forth in Section 3.19(b).

“Recipient” has the meaning set forth in Section 3.12(c).

“Receipts” has the meaning set forth in Section 5.3.

“Registered Intellectual Property” means all United States, international and foreign (a) patents and applications for patents, (b) registered trademarks and service marks and applications to register trademarks and service marks (including intent-to-use applications), (c) registered copyrights and applications for copyrights, (d) registered mask works and applications to register mask works, (e) domain name registrations, and (f) any other Intellectual Property that is the subject of a registration, application, certificate or filing issued by, filed with, or recorded by, any Governmental Authority.

“Registration Rights Agreement” has the meaning set forth in Section 2.8(b).

“Related Party” means (i) any Affiliates of any Selling Parties (other than another Seller), or (ii) any director or officer of Sellers and any member of their immediately family or their respective Affiliates.

“Representatives” means Affiliates, directors, officers, employees, prospective financing sources, accountants, counsel, investment bankers, advisors or other agents.

“Required Consent” has the meaning set forth in Section 5.6.

“Restricted Party” shall mean any of Langsenkamp, Jack Alexander, Jan Alexander, Konkle, or Van der Wiel.

“Restricted Period” has the meaning set forth in Section 5.7(a).

“Rule 144” means 17 CFR 230.144.

“Rule 144 Sale Documentation” has the meaning set forth in Section 5.8.

“Securities Act” means the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

“Seller Indemnified Parties” and “Seller Indemnified Party” have the meaning set forth in Section 6.2.

“Sellers” and “Seller” have the meaning set forth in the Preamble.

“Seller Business Software” means the Purchased Software, excluding Third Party Licensed Intellectual Property.

“Sellers’ Adjusted EBITDA Report” has the meaning set forth in Section 2.5(b).

“Sellers' Flexible Spending Benefits Plan” means the Flexible Benefits Spending Plan established for the eligible employees of the Sellers.

“Sellers' Representative” has the meaning set forth in Section 7.16.

“Selling Parties” and “Selling Party” have the meaning set forth in the Preamble.

“Specifications” has the meaning set forth in Section 3.4(h).

“Successor Selling Party” has the meaning set forth in Section 7.16(c).

“Taxes” means (a) all federal, state, local and foreign taxes (including income or profits taxes, premium taxes, excise taxes, sales taxes, use taxes, gross receipts taxes, franchise taxes, ad valorem taxes, goods and services taxes), severance taxes, capital levy taxes, transfer taxes, value added taxes, employment and payroll-related taxes, real and personal property taxes, real property assessments, business license taxes, occupation taxes, import duties, escheat obligations and other governmental charges and assessments), of any kind whatsoever, including interest, additions to tax and penalties with respect thereto, (b) liability for any such items described in clause (a) that is imposed by reason of U.S. Treasury Regulation §1.1502-6 or similar Legal Requirement, and (c) liability for any such items described in clause (a) imposed on any transferee or indemnitor, by contract or otherwise.

“Third Party” means any Person, other than Purchaser, Sellers, or any of their respective Affiliates.

“Third Party Claim” has the meaning set forth in Section 6.4(a).

“Third Party Licensed Intellectual Property” means all Intellectual Property licensed to Sellers by any Third Party under the Assumed Contracts.

“Threshold Amount” has the meaning set forth in Section 6.3(b).

“Transaction Documents” means: (a) the Agreement; (b) the Assignment and Assumption Agreement; (c) the Bill of Sale; (d) the Intellectual Property Assignment; (e) the Escrow Agreement; (f) the Leasing Agreement, and (g) any such other assignments, bills of sale, agreements, documents and certificates as may be contemplated hereby.

“Transfer Taxes” has the meaning set forth in Section 2.6.

“Transferred Employees” means any Business Employee listed on Schedule 5.5(a) who, in connection with the transactions contemplated in this Agreement and in the Transaction Documents, continues employment with a Seller and works in the Business under the Leasing Agreement.

“Van der Wiel” means Donald J.B. Van der Wiel.

“2014 Adjusted EBITDA” shall mean, for the period beginning on January 1, 2014 and ending on December 31, 2014, the aggregate earnings before interest, taxes on income, depreciation and amortization expenses of the Sellers and Purchaser, collectively, determined in accordance with GAAP and prepared by the nationally recognized accounting firm that audits Purchaser’s books and records, it being understood that to the extent Purchaser is able to reduce expenses resulting from realizing benefits from Parent Company’s or its affiliate’s freight or shipping rates, 2014 Adjusted EBITDA shall be calculated assuming such expense reductions were not available to Purchaser, even if the same are inconsistent with GAAP. An example calculation of Sellers’ 2014 Adjusted EBITDA, is attached hereto as Schedule 1.

ARTICLE II.
SALE AND PURCHASE OF ASSETS; RELATED TRANSACTIONS

Section 2.1.     Sale and Purchase of Assets. On the terms and subject to the conditions and other provisions set forth in this Agreement, at the Closing, Sellers will sell, assign, transfer, convey and deliver to Purchaser, free and clear of all Liens (other than Permitted Liens), and Purchaser shall purchase, or cause such Affiliates to purchase, all of the assets, properties and rights used in the operation of or associated with the Business, including the following assets, excluding the Excluded Assets (subject to Section 2.2, the “Purchased Assets”):

(a)     Fixed Assets. all equipment, vehicles, furniture, furnishings, fixtures, computer hardware and all items of personal tangible property used in the operation of or associated with the Business (the “Fixed Assets”), including those items identified on Schedule 2.1(a) of the Disclosure Schedules (the “Purchased Fixed Assets”);

(b)     Trademarks. all trademarks, service marks, trademark registrations, service mark registrations, trademark applications, trade dress, trade names and service mark applications owned by Sellers or used in the operations of or associated with the Business, including those set forth on Schedule 2.1(b) of the Disclosure Schedules, together with all related goodwill, remedies against infringement and rights to protect interests therein (the “Purchased Marks”);

(c)     Copyrights. all of the copyrights, copyright registrations and copyright applications, and moral rights of authors, however denominated, and any tangible embodiments of the foregoing owned by Sellers or used in the operation of the Business, including those set forth on Schedule 2.1(c) of the Disclosure Schedules, together with all related remedies against infringement and rights to protect interests therein (the “Purchased Copyrights”);

(d)     Accounts Receivable. all accounts receivable arising out of the Business as of the Closing Date set forth on Schedule 2.1(d) of the Disclosure Schedules, updated on the Net Working Capital Certificate and adjusted in accordance with Section 2.9 (the “Purchased Receivables”);

(e)     Prepaids. the prepaid expenses, advance payments (if any), and prepaid items of Sellers arising out of the Business, as of the Closing Date as set forth on Schedule 2.1(e) of the Disclosure Schedules, updated on the Net Working Capital Certificate and adjusted in accordance with Section 2.9 (the “Purchased Prepaids”);

(f)     Inventory. all (i) inventories owned by Sellers and used in the operations of or associated with the Business, as of the Closing Date, and (ii) rights to inventories owned by third parties that are consigned to Sellers, to the extent such inventory is consigned pursuant to an Assumed Contract, in each case, including those items set forth on Schedule 2.1(f) of the Disclosure Schedules, updated on the Net Working Capital Certificate and adjusted in accordance with Section 2.9 (the “Purchased Inventory”);

(g)     Contracts. subject to Section 2.10, all of Sellers’ rights as of the Closing Date under all of the Contracts and other instruments specifically identified on Schedule 2.1(g) of the Disclosure Schedules (the “Assumed Contracts”);

(h)     Software. all of the Intellectual Property rights embodied in the software and firmware (including all source code, object code, design documentation and procedures for product generation and testing of all software and firmware) owned by Sellers and used in the operation of or associated with the Business, including those set forth on Schedule 2.1(h) of the Disclosure Schedules, together with all related remedies or infringement and rights to protect interests therein (the “Purchased Software”);

(i)     Real Property Fee Parcels. the real property with the legal descriptions set forth on Schedule 2.1(i) of the Disclosure Schedules and all buildings, fixtures, equipment and improvements, and all components thereof located on or associated therewith (the “Real Property Fee Parcels”);

(j)     Domain Names; Numbers; Website. all of the Internet domain names, Internet and Worldwide Web URLs or addresses or registrations or applications therefor, telephone numbers, facsimile numbers and website content used in the operations of or associated with the Business, including those items identified on Schedule 2.1(j) of the Disclosure Schedules.

(k)     Trade Secrets. all the inventions, unfiled invention disclosures, improvements, know-how and proprietary processes and formulae, and any tangible embodiments of the foregoing owned by Sellers and used in the operations of or associated with the Business, including those set forth on Schedule 2.1(k) of the Disclosure Schedules (the “Purchased Trade Secrets”);

(l)     Permits. all of the Permits issued in connection with the Business and pending applications thereof but only to the extent assignable by law, including those set forth on Schedule 2.1(l) of the Disclosure Schedules;

(m)     Patents. all patents, patent applications (including provisional patent applications), utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisional, reissue, renewals, reexaminations, and extensions thereof) owned by Sellers and used in the operations of or associated with the Business (the “Patents”), including those identified on Schedule 2.1(m) of the Disclosure Schedules (the “Purchased Patents”);

(n)     Claims. all claims of Sellers against third parties relating to the Purchased Assets, whether choate or inchoate, known or unknown, contingent or noncontingent, including all rights under or pursuant to any warranties, representations and guarantees made by vendors, contractors or other Persons in connection with any products or services provided to Sellers in connection with the Business and insurance benefits, including rights and proceeds therefrom, arising from or related to the Purchased Assets or the Assumed Liabilities prior to the Closing Date;

(o)     Other Assets. all other assets, tangible or intangible, rights, privileges or interests (other than the Excluded Assets) used in the operations of or associated with the Business, including those items set forth in Schedule 2.1(o) of the Disclosure Schedules; including cash in accounts in which are held with respect to Contracts with RSI which will be transferred at Closing to Purchaser;

(p)     Records. all books, records, manuals, files and other documentation, whether written, electronic or otherwise, used or held for use in the Business, including customer records, vendor lists, distributor lists, purchase and sale records, price lists, correspondence, quality control records, research and development files, drawings, blue prints, and designs but to the extent such records are not transferable under Applicable Law, excluding personnel records for Business Employees; provided, however, that Purchaser shall be entitled to make copies of any excluded records as it reasonably believes pertain to the Purchased Assets; and

(q)     Goodwill. all goodwill of the Business or associated with the foregoing Purchased Assets.

Section 2.2.     Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1, Sellers will not be required to sell or transfer to Purchaser, and the Purchased Assets will not be deemed to include: (a) cash and cash equivalents and investments in stocks, bonds and other securities (except for cash in accounts in which are held with respect to Contracts with RSI which will be transferred at Closing to Purchaser); (b) any Fixed Assets set forth on Schedule 2.2(b) of the Disclosure Schedules; (c) those Contracts that are set forth on Schedule 2.2(e) of the Disclosure Schedules (the “Excluded Contracts”); (d) Seller’s corporate records and minute book; (e) all Financial Statements, tax returns, and other tax records and related information of Sellers (provided Sellers shall provide copies thereof to Purchaser); (f) all insurance policies owned or maintained by Sellers and all rights thereunder; (g) all claims for refund of Taxes and other governmental charges of whatever nature; (h) all rights in connection with and assets of the Benefit Plans; (i) the rights of Sellers under this Agreement and any of the related agreements; and (j) the assets specifically identified on Schedule 2.2(j) of the Disclosure Schedules (collectively, the “Excluded Assets”).

Section 2.3.     Purchase Price. As consideration for the sale of the Purchased Assets to Purchaser, Purchaser will:

(a)     pay at the Closing to Sellers, by wire transfer of immediately available funds, an amount in cash equal to: (i) Fifty-Five Million and 00/100 Dollars ($55,000,000.00) (subject to post-Closing adjustment as set forth in Section 2.9 below) (the “Closing Cash”); less (ii) the Escrow Amount deposited with the Escrow Agent; and plus or minus, as applicable, (iii) the Estimated Net Working Capital Payment (it being understood that if such difference is a negative number, such amount shall be subtracted and if such amount is a positive number, such amount shall be added);

(b)     issue the Earn Out Shares, if any, as determined by Section 2.5 below; and

(c)     assume at the Closing and agree to pay, perform and discharge on a timely basis the Assumed Liabilities.

Collectively, the aggregate value of the amounts paid or issued, as applicable, in clauses (a) and (b) above (subject to adjustment as set forth in Section 2.9 below), shall be referred to as the “Purchase Price”.

Section 2.4.     Assumed Liabilities.

(a)     Assumed Liabilities. At the Closing, Purchaser shall assume and agree to pay, perform and discharge on a timely basis only the following Liabilities (collectively, the “Assumed Liabilities”):

(i)     all of the Liabilities of Sellers or any Affiliate of Sellers (excluding Liabilities for any breach or default that occurred prior to the Closing) under or relating to the Assumed Contracts;

(ii)     all of the Liabilities of Sellers to the extent of the amount reflected in the calculation of the Net Working Capital;

(iii)     obligations to fulfill customer orders incurred by Sellers in the ordinary course and outstanding as of the Closing Date; and

(iv)     Purchaser's portion of transfer, sales, use and other non-income Taxes arising in connection with the consummation of the transactions contemplated hereby, as set forth in Section 2.6 below.

(b)     Excluded Liabilities. Except for the Assumed Liabilities, Purchaser shall not assume or be responsible for any Liabilities of Selling Party or any ERISA Affiliate or other Affiliate of any Selling Party (or any predecessor of Sellers or any prior owner of all or part of their businesses and assets) that are not expressly included in the definition of Assumed Liabilities (all such Liabilities not being assumed by Purchaser being herein referred to as the “Excluded Liabilities”). For the avoidance of doubt, the Excluded Liabilities include all Liabilities of any Selling Party, any ERISA Affiliate and their respective Affiliates: (i) for Taxes (except as set forth in Section 2.6, below), (ii) relating to a Contract of Sellers that is not an Assumed Contract, (iii) arising under this Agreement, (iv) under any Assumed Contract that arises after the Closing but that relates to any breach or default that occurred prior to the Closing (provided that to the extent such breach or default has been cured prior to Closing but Sellers have incurred monetary penalties or interest that are included in the calculation of Net Working Capital, such Liabilities shall constitute an Assumed Liability), (v) to the extent arising out of, relating to or otherwise in respect of any Benefit Plan relating to any events arising prior to Closing, (vi) with respect to any accrued bonuses as of the Closing Date of the Business Employees, (vii) relating to the termination of employment of any Business Employee(s) by Sellers in connection with the transactions contemplated by this Agreement, including any severance payments or change of control payments, any obligations under applicable local, state, federal or foreign legal requirements (including the Worker Adjustment and Retraining Notification Act (WARN) and similar Legal Requirements and any applicable business transfer laws and similar Legal Requirements), (viii) except to the extent such current liabilities are included within Net Working Capital, with respect to any accrued bonuses as of the Closing Date or the Leasing Expiration Date, floating holidays, paid time off (PTO), sick leave, or vacation of the Business Employees, (vii) arising out of any Matters pending as of the Closing or that is commenced after the Closing to the extent arising from any occurrence or event happening prior to the Closing, (viii) arising under or in connection with the Excluded Assets, (ix) pursuant to Environmental Laws, including Liabilities arising from or related to (1) the condition or operation of any Real Property prior to the Closing Date, (2) any other properties or facilities owned, operated, occupied and/or otherwise used by Sellers and their respective Affiliates, or (3) the operation of the Business prior to the Closing Date, (x) related to any Excluded Contract, (xi) arising from any Indebtedness of the Sellers, and (xii) relating to any intercompany Liabilities or amounts due to Affiliates, whether current portion or otherwise (provided that to the extent any Liabilities are included in the calculation of Net Working Capital, such Liabilities shall be Assumed Liabilities). Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

Section 2.5.     Earn Out Shares.

(a)     As further described in Section 2.5(c), below Sellers collectively shall receive Parent Company Stock valued at the amount, if any, in which (i) the product of (x) nine (9) times (y) the 2014 Adjusted EBITDA of Sellers and Purchaser, collectively, on a combined and consolidated basis exceeds (ii) Fifty Five Million and 00/100 Dollars ($55,000,000.00) (the dollar amount under this Section 2.5(a) shall be referred to as the “Earn Out Amount”), in an amount not to exceed Seven Million (7,000,000) shares of Parent Common Stock.

(b)     Within ten (10) business days after filing with the Securities and Exchange Commission (“SEC”) its quarterly report on Form 10-Q for the third quarter of its 2015 fiscal year, Purchaser shall prepare and deliver to Sellers' Representative a written report (the “Purchaser’s Adjusted EBITDA Report”) setting forth its final calculation of the 2014 Adjusted EBITDA and the resulting Earn Out Amount, along with supporting documentation and the basis for determining the same, including financial statements for Sellers for the period beginning on January 1, 2014 and ending on December 31, 2014. Purchaser’s Adjusted EBITDA Report shall be prepared in accordance with GAAP. In the event that Sellers object to any of the calculations set forth in the Purchaser’s Adjusted EBITDA Report, Sellers' Representative may, not later than forty-five (45) calendar days after receipt of the Purchaser’s Adjusted EBITDA Report, deliver a report thereon (the “Sellers’ Adjusted EBITDA Report”) to Purchaser prepared by Sellers’ independent accounting firm. During such forty-five (45) day period, Purchaser shall make reasonably available during normal business hours to Sellers’ accounting firm and other agents such documents and information as may be requested by Sellers’ accounting firm and other agents to prepare the Sellers’ Adjusted EBITDA Report. The Sellers’ Adjusted EBITDA Report shall list all of the items included in the Purchaser’s Adjusted EBITDA Report, if any, to which Sellers take exception and its accounting firm’s proposed adjustment and rationale. If Sellers' Representative (i) delivers Sellers' written acceptance of the Purchaser’s Adjusted EBITDA Report, or (ii) fails to deliver to Purchaser the Sellers’ Adjusted EBITDA Report within forty-five (45) calendar days following Sellers’ Representative's receipt of the Purchaser’s Adjusted EBITDA Report, Sellers shall automatically be deemed to have accepted the Purchaser’s Adjusted EBITDA Report for all purposes of this Agreement (and the calculations set forth in Purchaser’s Adjusted EBITDA Report shall be final and binding upon the parties) upon the earlier of the delivery of Sellers’ written acceptance or the expiration of such forty-five (45) calendar day period. If Purchaser and the Sellers' Representative are unable, within forty-five (45) calendar days after receipt of the Sellers’ Adjusted EBITDA Report, to resolve any disputed exceptions, such disputed exceptions will be referred to an Independent Accounting Firm. The Independent Accounting Firm shall, within forty-five (45) days following its selection, deliver to Purchaser and the Sellers' Representative a written report determining its resolution of such disputed exceptions (and only such disputed exceptions) and its determination of the 2014 Adjusted EBITDA and Earn Out Amount based on such resolution, and its determinations will be final and binding upon the parties hereto for all purposes of this Agreement. The fees and disbursements of the Independent Accounting Firm acting under this Section 2.5(b) shall be apportioned between the Sellers and Purchaser based on the total dollar value of disputed exceptions resolved in favor of each such party, with each such party bearing such percentage of the fees and disbursements of the Independent Accounting Firm as the aggregate disputed exceptions resolved against that party bears to the total dollar value of all disputed exceptions considered by the Independent Accounting Firm. The Independent Accounting Firm may not assign a value to any item greater than the greatest value claimed for such item by any party or less than the smallest value claimed for such item by either party.

(c)     Within ten (10) business days following the Earn Out Amount becoming final and binding pursuant to Section 2.5(b), and based upon such final determination, Parent Company shall issue to the Sellers the number of shares of Parent Company Stock equal to the lesser of (i) Seven Million (7,000,000) or (ii) the amount determined by dividing (x) the Earn Out Amount, by (y) the Average Parent Stock Price (calculated as of the date the Earn Out Amount becomes final and binding pursuant to Section 2.5(b)) and (z) rounding the result to the nearest share of Parent Common Stock (the “Earn Out Shares”). The Average Parent Stock Price shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock occurring on or after the Effective Date but prior to the date on which the Earn Out Amount becomes final and binding pursuant to Section 2.5(b).

(d)     Unless Purchaser and Sellers otherwise agree in writing, during the entire period commencing on the Closing Date and ending on December 31, 2014, Konkle and Van der Wiel shall exercise reasonable day-to-day control of the Purchaser’s business operations in a manner consistent with Sellers’ past practices, subject to the reasonable supervision and direction of the Purchaser’s and Parent Company’s board of directors, chief executive officer and chief financial officer. Notwithstanding the foregoing, unless Parent Company’s board of directors, chief executive officer or chief financial officers otherwise consent or direct, Konkle and Van der Wiel (i) shall use commercially reasonable efforts consistent with the Business' historic practice to (A) preserve the business operations of the Business; (B) maintain good relations with the Business Employees and preserve the relationships with Persons having business relationships with the Business; (C) keep and maintain the Purchased Assets in their then-current condition, ordinary wear and tear excepted; (D) keep and maintain the books, accounts and records of the Business in the ordinary course of business; (E) collect accounts receivable in accordance with Section 2.9(h) and pay accounts payable utilizing normal procedures and without discounting or accelerating payment of such accounts; (F) comply with all material obligations under the Assumed Contracts and any additional Contracts entered into with respect to the Business between Purchaser and any other Person; (G) comply with applicable material Legal Requirements; and (H) pay all maintenance and similar fees and take all other appropriate actions as necessary to prevent the abandonment, loss or impairment of any material Intellectual Property or any other Purchased Asset; and (ii) shall not (A) acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of Purchaser’s assets (except for the sale of inventory and services in the ordinary course of business), (B) subject to any Lien or otherwise encumber or permit, allow or suffer to encumbered, any of the properties or assets of Purchaser; (C) enter into transactions other than in the ordinary course of business or any material Contract that limits or otherwise restricts in any material respect the conduct of the Business; (D) enter into, modify, renew, or terminate any material Contracts or fail to notify Parent Company’s chief executive officer of the expiration of any material Contracts of Purchaser; (E) cancel or compromise any debt or claim or waive or release any material right of Purchaser; (F) approve or make any new material capital expenditure; (G) make any changes to the compensation or benefits provided to Purchaser’s salaried employees, or any material changes to the compensation or benefits provided to Purchaser’s hourly employees; (H) create, or materially modify or amend any Benefit Plan; (I) initiate, file, threaten, settle, or offer or propose to settle any Matter; (J) change or modify the Business’s historic credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) or fail to pay or delay payment of payables or other liabilities; or (K) agree to do any of the foregoing listed in clauses (ii)(A) through (ii)(J).

Section 2.6.     Transfer Taxes; Delivery of Assets. Sellers, on the one hand and Purchaser, on the other, shall each bear and pay fifty percent (50%) of any sales taxes, use taxes, transfer taxes, documentary charges, value added taxes, recording fees, filing fees or similar taxes, charges, fees or expenses that may become payable (whether by Sellers or Purchaser) in connection with the sale or purchase of the Purchased Assets from Sellers, the assumption by Purchaser of the Assumed Liabilities or any of the other transactions contemplated by this Agreement (“Transfer Taxes”). The party required by any Legal Requirement to file a tax return with respect to such Transfer Taxes shall do so within the time period prescribed by such Legal Requirement. Purchaser and Sellers shall use commercially reasonable efforts, to the extent permitted by applicable Legal Requirements, to minimize any applicable Transfer Taxes.

Section 2.7.     Allocation of Purchase Price.

(a)     For purposes of complying with the requirements of Section 1060 of the Code and the Treasury Regulations thereunder, the consideration for the Purchased Assets shall be allocated among the Purchased Assets in accordance with their respective fair market values as agreed to and as provided in the allocation schedule (the “Allocation”) to be determined as provided herein and attached as Exhibit B to this Agreement. For the avoidance of doubt, the Allocation shall not apply for purposes of GAAP.

(b)     Each party hereto agrees to prepare its federal, state and foreign income tax returns for all current and future tax reporting periods and file Form 8594 (and corresponding state forms) with respect to the purchase of the Purchased Assets in a manner consistent with the Allocation. If any state, federal or foreign taxing authority challenges the Allocation, the party receiving notice of such challenge shall give the other party prompt written notice of such challenge, and the parties shall cooperate in good faith in responding to it in order to preserve the effectiveness of the Allocation.

Section 2.8.     Closing.

(a)     The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place concurrently with the execution of this Agreement on the date hereof (the “Closing Date”) and shall be effective as of 12:01 a.m. (Eastern Time) on the Closing Date. In lieu of an in-person Closing, the Closing may instead be accomplished by facsimile or email (in PDF format) transmission to the respective offices of legal counsel for the parties of the requisite documents, duly executed where required, delivered upon actual confirmed receipt.

(b)     At the Closing, Sellers shall deliver (or cause to be delivered) to Purchaser, originals or copies, if specified, of the following:

(i)     one or more bills of sale (the “Bill of Sale”), transferring the tangible personal property included in the Purchased Assets to Purchaser;

(ii)     one or more assignment and assumption agreements (the “Assignment and Assumption Agreement”) effecting the assignment to and the assumption by Purchaser of the Purchased Assets and the Assumed Liabilities;

(iii)     one or more assignments (the “Intellectual Property Assignment”) transferring all of Sellers’ right, title and interest in and to the Purchased Intellectual Property to Purchaser;

(iv)     with respect to each Real Property Lease, an assignment and assumption of lease and consents from relevant landlords thereon in form and substance reasonably acceptable to Purchaser and the applicable Seller;

(v)     the Escrow Agreement;

(vi)     General Warranty Deeds conveying the Real Property Fee Parcels to Purchaser, free and clear of all encumbrances, except the Permitted Liens attributed to the Real Property Fee Parcels;

(vii)     a non-foreign affidavit, properly executed, containing such information as is required by IRC Section 1445(b)(2) and its regulations with regard to the Real Property Fee Parcels;

(viii)     certificates of good standing (or similar certificates) for each Seller, dated not more than ten (10) calendar days prior to the Closing Date, issued by the Secretary of State of the state of each respective Seller’s formation;

(ix)     all instruments and documents necessary to release any and all Liens (other than Permitted Liens) on the Purchased Assets;

(x)     the Consents set forth in Schedule 3.13(a) of the Disclosure Schedules;

(xi)     employment agreements for Konkle and Van der Wiel; and

(xii)     an Indemnity and Contribution Agreement by and among Langsenkamp and the Minority Members;

(xiii)     a Registration Rights Agreement, in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), executed by each of the Selling Parties; and

(xiv)     an Employee Leasing Agreement (the “Leasing Agreement”) executed by each Seller.

(c)     Sellers’ Representative has delivered to Purchaser a certificate setting forth the estimated Net Working Capital as of the Closing Date (the “Net Working Capital Certificate”).

(d)     At the Closing, Purchaser shall deliver (or cause to be delivered) the following agreements, documents and other items:

(i)     to the Sellers, the Closing Cash.

(ii)     the Leasing Agreement, executed by Purchaser.

(iii)     to the Escrow Agent, the Escrow Amount.

(iv)     to the Sellers’ Representative, a signed counterpart to each Assignment and Assumption Agreement(s);

(v)     to the Sellers’ Representative, a signed counterpart to each Intellectual Property Assignment(s);

(vi)     to the Sellers’ Representative, a signed counterpart to each assignment and assumption of any Real Property Lease;

(vii)     to the Sellers’ Representative, a counterpart to the Escrow Agreement signed by Purchaser and the Escrow Agent;

(viii)     to the Sellers’ Representative, certificates of good standing (or similar certificates) for the Purchaser and the Parent Company, dated not more than ten (10) calendar days prior to the Closing Date, issued by the Secretary of State of Minnesota;

(ix)     the Registration Rights Agreement, executed by Parent Company; and

(x)     to Konkle and Van der Wiel, signed counterparts of their respective employment agreements.

(e)     As a condition to each party’s obligation to close the transaction contemplated hereby, Parent Company shall have received an opinion from an investment bank that Parent Company has reasonably determined to be reputable that the Purchase Price is fair to Parent Company from a financial point of view, based upon the assumptions and qualifications contained therein.

Section 2.9.     Working Capital Adjustment.

(a)     Not more than ninety (90) days following the Closing Date, Purchaser shall deliver to Sellers’ Representative a statement of the actual Net Working Capital (the “Net Working Capital Statement”) determined as of the Closing Date along with a list of the Delinquent Receivables. During such ninety (90) day period, Purchaser and its Representatives shall be given all such access as they may reasonably require during Sellers’ normal business hours (or such other times as the parties hereto may agree) and upon reasonable advance notice, to those work papers, books and records of Sellers and access to such personnel or Representatives of Sellers as they may reasonably require for the purposes of preparing the Net Working Capital Statement and the list of Delinquent Receivables. The Net Working Capital Statement shall be prepared in the manner and consistent with the basis, including the basis of calculation of individual line items and the determination of allowances and reserves, used to prepare Exhibit A and in a manner that fairly and accurately reflects the current assets and current liabilities included in the Purchased Assets and Assumed Liabilities, respectively, as of the Closing Date.

(b)     Following the delivery by Purchaser of the Net Working Capital Statement and the list of Delinquent Receivables, Sellers' Representative and his Representatives shall be given all such access as they may reasonably require during Purchaser’s normal business hours (or such other times as the parties may agree) and upon reasonable advance notice to those books and records of Purchaser and access to such personnel or Representatives of Purchaser they may reasonably require for the purposes of resolving any disputes or responding to any matters or inquiries raised concerning the Net Working Capital Statement, the calculation of the Net Working Capital, or the list of Delinquent Receivables as proposed by Purchaser.

(c)     Sellers' Representative shall have sixty (60) days following the date of delivery of the Net Working Capital Statement and the list of Delinquent Receivables to provide Purchaser with a written certificate confirming that the Net Working Capital and the list of Delinquent Receivables as proposed by Purchaser is acceptable (the “Confirmation Certificate”) or notifying Purchaser in writing of any good faith objections to the calculation of the Net Working Capital or the list of Delinquent Receivables as proposed by Purchaser (a “Dispute Notice”) setting forth a reasonably specific and detailed description of such objections. If a Confirmation Certificate is delivered by Sellers' Representative pursuant to this Section 2.9(c), the Net Working Capital and the list of Delinquent Receivables proposed by Purchaser shall be binding on the parties hereto.

(d)     If Sellers' Representative objects to the Net Working Capital Statement, the list of Delinquent Receivables, or Purchaser’s calculation of the Net Working Capital as reflected in a Dispute Notice, Sellers' Representative, on the one hand, and Purchaser, on the other, shall attempt in good faith to resolve any such objection within thirty (30) days of the receipt by Purchaser of such Dispute Notice.

(e)     If Purchaser and Sellers' Representative are unable to resolve any such dispute within such thirty (30) day period, Purchaser and Sellers' Representative (either together or separately) shall be entitled to submit the dispute to an Independent Accounting Firm. Each of the parties hereto shall, and shall cause their respective Representatives to, provide full cooperation to the Independent Accounting Firm. The Independent Accounting Firm shall (i) consider only those matters as to which there is a dispute between the parties hereto, and (ii) be instructed to reach its conclusions regarding any such dispute within thirty (30) days after its appointment and provide a written explanation of its decision. In the event that Purchaser and Sellers' Representative shall submit any dispute to an Independent Accounting Firm, each such party may submit a “position paper” to the Independent Accounting Firm setting forth the position of such party with respect to such dispute, to be considered by such Independent Accounting Firm as it deems fit. The fees and disbursements of the Independent Accounting Firm acting under this Section 2.9(e) shall be apportioned between Sellers and Purchaser based on the total dollar value of disputed exceptions resolved in favor of each such party, with each such party bearing such percentage of the fees and disbursements of the Independent Accounting Firm as the aggregate disputed exceptions resolved against that party bears to the total dollar value of all disputed exceptions considered by the Independent Accounting Firm. The Independent Accounting Firm’s determination of Net Working Capital shall not be less than the amount proposed by Purchaser in the Net Working Capital Statement nor shall it be greater than the amount proposed by Sellers' Representative in the Dispute Notice.

(f)     If Sellers' Representative does not deliver a Dispute Notice in accordance with the procedures set forth in Section 2.9(c) above (i.e., within the sixty (60) day period specified therein), the Net Working Capital Statement (together with the list of Delinquent Receivables and Purchaser’s calculation of the Net Working Capital) shall be deemed to have been accepted by the parties hereto and such calculation of the Net Working Capital and such list of Delinquent Receivables shall be binding. In the event that Sellers' Representative delivers a Dispute Notice in accordance with the provisions above and Purchaser and Sellers' Representative are able to resolve such dispute by mutual agreement, the Net Working Capital Statement, together with the list of Delinquent Receivables and calculation of the Net Working Capital, as modified by the mutual agreement of parties hereto, shall be deemed to have been accepted by the parties and such revised calculation of the Net Working Capital and the list of Delinquent Receivables shall be binding on the parties for all purposes hereof. In the event that Sellers' Representative delivers a Dispute Notice in accordance with the provisions set forth above and Purchaser and the Sellers' Representative are unable to resolve such dispute by mutual agreement, the determination of the Independent Accounting Firm shall be final and binding on the parties hereto, and the Net Working Capital Statement, together with the list of Delinquent Receivables and calculation of the Net Working Capital, as modified by the report of the Independent Accounting Firm, shall be deemed to have been accepted by the parties hereto and such revised calculation of the Net Working Capital and list of Delinquent Receivables shall be final and binding on the parties for all purposes hereof.

(g)     Within five (5) business days after the determination of the actual Net Working Capital becomes final and binding, either:

(i)     if the actual Net Working Capital is greater than the estimated Net Working Capital that was set forth on the Net Working Capital Certificate, Purchaser shall pay an amount equal to the difference to Sellers; or

(ii)     if the actual Net Working Capital is less than the estimated Net Working Capital that was set forth on the Net Working Capital Certificate, Sellers, on a several basis, shall pay an amount equal to the difference to Purchaser.

(h)     Between the Closing Date and the date that is one hundred eighty (180) days after the Closing Date, Purchaser shall, consistent with the Sellers' historical practices use commercially reasonable efforts to attempt to collect all of the Purchased Receivables. Amounts received by Purchaser (or any Seller) from any customer of a Seller shall in all cases be allocated as follows: first, if the payment specifically references an invoice, to that invoice, second, if the amount of the payment matches up with the amount of a given invoice, to that invoice, and third, to the oldest outstanding invoice from such customer. Unless otherwise approved by Konkle or Van der Wiel or unless Parent Company’s chief executive officer or chief financial officer otherwise directs in the exercise of their reasonable business judgment, during the one hundred eighty-day period beginning with the Closing, no Representative of Purchaser or Parent Company other than Konkle and Van der Wiel shall contact any customer of Seller regarding the Purchased Receivables. In the event that as of the 90th day after the Closing Date there are Delinquent Receivables, after considering the allocation herein, the amounts received from Delinquent Receivables collected after the 90th day after the Closing Date but on or before the 180th day after the Closing Date shall be remitted to Sellers in cash before the 195th day after the Closing Date. Proceeds from any remaining Delinquent Receivables outstanding may be retained by Purchaser.

Section 2.10.     Prorations. All Taxes, assessments, utilities, insurance, rents and water charges for any leased premises that is the subject of an Assumed Contract and the Real Property Fee Parcels (excluding any past due charges, late charges and/or penalties) will be prorated as of the Closing Date between Purchaser and Sellers at Closing. At Closing, Purchaser will pay and reimburse Sellers for the total amount of all prepaid rents, security deposits (and any accrued interest), any other prepaid occupancy expenses and any other prepaid expenses related to the Purchased Assets or Assumed Liabilities paid by Sellers on or before the Closing in connection with any period after the Closing. Following Closing, Sellers will reimburse Purchaser for the total amount of any occupancy expenses charged to the Purchaser after Closing by landlords of any leased premises that is the subject of an Assumed Contract that relate to any period prior to the Closing, such as annual reconciliations for common area maintenance charges and real estate taxes.

Section 2.11.     Escrow Amount.

(a)     At Closing, Purchaser shall deposit Four Million Four Hundred Thousand and 00/100 Dollars ($4,400,000.00) of the Closing Cash (the “Escrow Amount”) into escrow pursuant to the Escrow Agreement. Wilmington Trust, N.A., as the escrow agent (the “Escrow Agent”), shall hold the Escrow Amount and all interest and other amounts earned thereon in an escrow account (the “Escrow Account”) for purposes of securing any amounts payable by the Selling Parties on account of any and all indemnification obligations under Section 6.1 hereof and certain other amounts payable hereunder in accordance with this Agreement and the Escrow Agreement among Sellers, Purchaser and Escrow Agent (the “Escrow Agreement”).

(b)     Within three (3) business days following the twelve (12) month anniversary of the Closing Date (the “Initial Release Date”), a portion of the Escrow Amount equal to Two Million Nine Hundred Thirty Three Thousand Three Hundred Thirty Three and 33/100 Dollars ($2,933,333.33), minus (x) the amount of any Damages previously offset against the Escrow Amount pursuant to the Escrow Agreement and Section 6.5, minus (y) the amount of any costs and expenses previously paid out of the Escrow Account in accordance with this Agreement, and minus (z) the amount of any indemnity claims asserted by the Purchaser Indemnified Parties in good faith pursuant to Section 6.1 prior to the Initial Release Date and which remain in dispute as of the Initial Release Date (any amount described in clause (z) of this sentence, an “Initial Unresolved Amount”), shall be released from the Escrow Account and paid over to the Sellers by confirmed wire transfer of immediately available funds, with the costs of such disbursement paid from the Escrow Account. In the event it is finally determined, in accordance with Article VI, that any Initial Unresolved Amount withheld from release pursuant to the preceding sentence is not subject to indemnification by the Selling Parties under Section 6.1, such amount shall be released from the Escrow Account and paid over to the Sellers, by confirmed wire transfer of immediately available funds, within three (3) business days following such determination. All remaining portions of the Escrow Amount (except for the amount of any indemnity claims asserted by the Purchaser Indemnified Parties in good faith pursuant to Section 6.1 prior to the Final Release Date and which remain in dispute (a “Continuing Unresolved Amount”)) and any interest accrued thereon shall be released from the Escrow Account and paid over to the Sellers, by confirmed wire transfer of immediately available funds, on the date that is eighteen (18) months following the Closing Date (the “Final Release Date”). Any Continuing Unresolved Amount withheld from release after the Final Release Date and finally determined not to be subject to indemnification by the Selling Parties in accordance with this Agreement, shall be released to the Sellers by confirmed wire transfer of immediately available funds within three (3) business days following such determination.

(c)     Purchaser, on one hand, and the Sellers, on the other hand, shall each pay fifty percent (50%) of the fees, expenses and costs associated with establishing and maintaining the Escrow Account in accordance with this Agreement and the Escrow Agreement, provided that the costs of disbursements shall paid from the Escrow Account.

(d)     Purchaser and the Sellers agree to promptly provide the Escrow Agent with jointly-executed written instructions to disburse or retain the Escrow Amount (or a portion thereof, as applicable) from the Escrow Account in accordance with this Agreement and the Escrow Agreement.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE SELLING PARTIES

Each Selling Party, on a joint and several basis (except with respect to Sections 3.12(b)-(d), which are made on a several, but not joint and several basis), represents and warrants to Purchaser, except as set forth in the Disclosure Schedules, as follows:

Section 3.1.     Organization and Good Standing. Each Seller is a limited liability company duly organized, validly existing and in good standing under the laws of its state of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Each Seller is duly qualified or authorized to do business as a foreign limited liability company and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified or authorized would not reasonably be expected to have a Material Adverse Effect. Sellers have delivered to Purchaser true, complete and correct copies of each of its certificates/articles of incorporation and by-laws or comparable organizational documents as in effect on the date hereof.

Section 3.2.     Title to Assets.

(a)     Sellers have good, marketable and valid title to the Purchased Assets, free and clear of any security interest, mortgage, pledge, lien (including liens under any mortgage or deed of trust, mechanic’s or materialmen’s liens and judgment liens), option, debt, charge, encumbrance, covenant or restriction of any kind or character (collectively, “Liens”), except for (a) any Lien for current Taxes not yet due and payable, (b) liens and encumbrances arising under the Assumed Contracts, (c) minor liens and encumbrances that have arisen in the ordinary course of business and that do not materially, individually or in the aggregate, detract from the value of the Purchased Assets subject thereto and which do not secure the payment of any amounts owed, (d) easements or rights of way set forth on Schedule 3.3(a) of the Disclosure Schedules, zoning ordinances and other similar encumbrances affecting the Real Property Fee Parcels, or (e) any Lien under the Transaction Documents ((a) – (e) collectively, the “Permitted Liens”).

(b)     The Purchased Assets constitute substantially all of the properties, assets and leasehold estates, real, personal and mixed, tangible and intangible, comprising or used in the operation of or associated with the Business and are sufficient for Purchaser to conduct the Business from and after the Closing Date without interruption and in the ordinary course of business, as it has been conducted by Sellers, except for the Excluded Assets.

Section 3.3.     Accounts Receivable; Prepaid Amounts.

(a)     All of the Purchased Receivables represent valid obligations of customers of Sellers or their respective Affiliates arising in the ordinary course of business and in connection with bona fide transactions and are payable on ordinary terms. The Purchased Receivables arose in the ordinary course of business, consistent with past practices and represented bona fide claims against obligors for sales and other charges. None of the Purchased Receivables are subject to any claim of offset, recoupment, setoff or counter claim, other than agreements relating to a right of return, price protection, post-audits, marketing development funds, freight & handling, shortages, goods and services taxes (GST) and other taxes, defective allowances, volume incentive rebates, terms discounts, destroyed-in-field credits, compliance charges and other charges and setoffs given in the ordinary course of the Business. None of the Purchased Receivables are subject to prior assignment.

(b)     The Purchased Prepaids represent advance payments in respect of expenses that could reasonably be expected to be incurred in connection with the Business. The Purchased Prepaids have been paid to a Person with whom Sellers or their respective Affiliates deals at arm’s length. The Purchased Prepaids arose in the ordinary course of business, consistent with past practices, represented bona fide claims against Sellers’ counterparties.

Section 3.4.     Intellectual Property.

(a)     There are no third party joint owners of any Purchased Intellectual Property and Sellers are the sole and exclusive owners of all Purchased Intellectual Property, free and clear of any Liens other than Permitted Liens. Each item of Purchased Intellectual Property and Third Party Intellectual Property will be owned or available for use by Purchaser immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. The Purchased Intellectual Property and the Third Party Licensed Intellectual Property constitutes all Intellectual Property necessary to conduct the business of Sellers, taken as a whole, as currently conducted in all respects.

(b)     Schedule 3.4(b) of the Disclosure Schedules sets forth each item of Registered Intellectual Property that is included in the Purchased Intellectual Property, the jurisdiction in which such item of Registered Intellectual Property has been registered or filed and the applicable registration or serial number title, date of filing or issuance, names of all current applicant(s) and registered owner(s); provided, however, that domain names alone will be listed without accompanying disclosures. All assignments of Purchased Intellectual Property to Sellers have been properly executed and recorded. All issuance, renewal, maintenance and other payments that are or have become due with respect to Registered Intellectual Property have been timely paid by or on behalf of Sellers.

(c)     Sellers have received no notice of nor are there currently any inventorship challenges, interference, opposition or nullity proceedings, reissue, reexamination or other similar proceeding declared, commenced or provoked with respect to any Purchased Intellectual Property, or threatened (excluding, for the avoidance of doubt, office actions issued by Governmental Authority with respect to applications for Purchased Intellectual Property). Sellers have complied with their duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all Purchased Patents filed by or on behalf of Sellers and have made no material misrepresentation in such applications.

(d)     Sellers have protected the secrecy, confidentiality and value of the Purchased Trade Secrets. No unauthorized disclosure of any Purchased Trade Secret, including any portion of the source code of any Seller Business Software, has been delivered or disclosed to any third party escrow agent or any other Person who is not a Representative or contractor of Sellers or their respective Affiliates.

(e)     Sellers have taken commercially reasonable measures to (i) police the use of the Purchased Marks and (ii) enforce adequate quality control measures to ensure that no Purchased Marks that they have licensed to Third Parties have been abandoned.

(f)     Neither the conduct of the Business, nor the sale or use of any product, service or the Purchased Intellectual Property as conducted by Sellers has infringed or misappropriated, and do not currently infringe or misappropriate any Intellectual Property rights of any Third Party. There is no action, suit, arbitration, proceeding, claim or investigation pending or threatened against Sellers including before any Governmental Authority or arbitrator that (i) alleges that the Purchased Intellectual Property or the conduct of Sellers infringes or misappropriates the Intellectual Property of any Third Party, or (ii) challenges the validity or enforceability of any Purchased Intellectual Property, other than routine office actions of a Governmental Authority in connection with the registration, maintenance or renewal of any Registered Intellectual Property. Each item of Purchased Intellectual Property is valid and enforceable.

(g)     No person or entity (including any current or former employee or consultant of Sellers) is infringing, violating or misappropriating any of the Purchased Intellectual Property. Sellers have made available to Purchaser copies of all correspondence, complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Purchased Intellectual Property sent by Sellers to any Third Party since May 1, 2008.

(h)     Sellers maintain machine-readable copies of all Purchased Software that conforms to the corresponding source code listing in all material respects. Seller Business Software currently being sold meets, in all material respects, the specifications and feature descriptions set forth in current written specifications provided by Sellers on any product packaging, Sellers’ website, product manual and/or in any user guide (collectively, the “Specifications”). The Seller Business Software (excluding Software under development) functions, repeatedly, without interruption, loss of data or erroneously or improperly formatted output in substantial conformance with the Specifications. There are no pending or threatened claims that any Purchased Software fails to comply with any applicable warranty contained in the Assumed Contracts relating to the use, functionality or performance of such product.

(i)     Except as disclosed in Schedule 3.4(i) of the Disclosure Schedules, each Person who is or was an employee or independent contractor of a Seller and who is or was involved in the creation or development of any Purchased Intellectual Property (to the extent developed by Seller) has executed and delivered a valid and enforceable written agreement containing an irrevocable (subject to the limitations of any Legal Requirements) assignment of all right, title and interest in any inventions, discoveries, improvements thereof, works of authorship, whether or not patentable, invented, created, developed, authored, conceived or reduced to practice during the term of such Person’s employment and all Intellectual Property rights therein. All of the agreements referenced in the preceding sentence will continue to be in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

(j)     Schedule 3.4(j) of the Disclosure Schedules identifies all material Open Source Software that is incorporated in any of the Purchased Intellectual Property that are being used or maintained by Sellers as of the date of this Agreement. Except as set forth on Schedule 3.4(j) of the Disclosure Schedules, Sellers have not (i) incorporated Open Source Software into, or combined Seller Business Software with, such versions of the Open Source Software, or (ii) used Seller Business Software in such a way that, with respect to clause (i) or (ii), creates material obligations for Sellers with respect to any Open Source Software or grants to any Third Party any current or contingent rights or immunities under any Purchased Intellectual Property (including using any Open Source Software that require, as a condition of use, modification or distribution of such Open Source Software that other software incorporated into, derived from or distributed with such Open Source Software be (1) disclosed or distributed in source code form, (2) be licensed for the purpose of making derivative works, or (3) be redistributable at no charge). Sellers are not in breach of any of the material terms or conditions of any license to any Open Source Software.

(k)     Schedule 3.4(k) of the Disclosure Schedules sets forth a complete list of all software (including object code and/or source code) that is incorporated in the Purchased Software and is not solely owned by Sellers.

(l)     The Purchased Software does not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that may or are intended to materially impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data.

(m)     Schedule 3.4(m) of the Disclosure Schedules identifies each material license, covenant or other agreement pursuant to which Sellers have assigned, transferred, licensed, distributed or otherwise granted any right or access to any person or entity, or covenanted not to assert any right, with respect to any past existing or future Purchased Intellectual Property, other than Outbound License Agreements. Sellers have not agreed to indemnify any person or entity against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any products or services offered by Sellers or any Third Party Intellectual Property rights other than indemnification obligations of Sellers pursuant to Outbound License Agreements.

Section 3.5.     Material Contracts.

(a)     Section 3.5(a) of the Disclosure Schedules lists each of the following Contracts (x) by which any of the Purchased Assets are bound or affected or (y) to which a Seller is a party or by which it is bound in connection with the Business or the Purchased Assets (together with all Leases listed in Schedule 2.1(g) of the Disclosure Schedules and all Intellectual Property Licenses listed in Schedule 2.1(g) of the Disclosure Schedules, collectively, the “Material Contracts”):

(i)     all Contracts involving consideration for the trailing twelve month period ending on July 31, 2014 in excess of $100,000, which cannot be cancelled without penalty or without more than 60 days' notice;

(ii)     all Contracts that relate to the sale of any of the Purchased Assets, other than in the ordinary course of business, for consideration for the trailing twelve month period ending on July 31, 2014 in excess of $100,000;

(iii)     all Contracts that relate to the acquisition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(iv)     except for agreements relating to trade receivables, all Contracts relating to indebtedness (including, without limitation, guarantees);

(v)     all Contracts between or among any of the Sellers on the one hand and any Affiliate of such Seller on the other hand;

(vi)     all collective bargaining agreements or Contracts with any labor organization, union or association.

(b)     Sellers have made available to Purchaser true and complete copies of each Material Contract. Each Material Contract constitutes the valid and legally binding obligation of Sellers and of the other parties thereto, and is enforceable in accordance with its terms. Each Material Contract constitutes the entire agreement of the respective parties thereto relating to the subject matter thereof. All material obligations required to be performed under the terms of the Material Contracts by the Closing Date will have been performed.

Except as set forth in Schedule 3.5(b) of the Disclosure Schedule, there exists no default or event of default or event, occurrence, condition or act, with respect to Sellers or which, with the giving of notice or the lapse of time (or both), or the consummation of the transactions contemplated by the Transaction Documents, would constitute (i) a breach, default or event of default under any Assumed Contract, or (ii) give any Third Party (A) the right to declare a material breach or default or exercise any material remedy under any Assumed Contract, (B) the right to any rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Assumed Contract in excess of $100,000.00 individually or in the aggregate, (C) the right to accelerate the maturity or performance of any obligation of Sellers under any Assumed Contract, (D) the right to cancel, terminate or modify any Assumed Contract, or (E) the right to an ownership interest in the Business Intellectual Property. To Sellers’ knowledge, no other party to any Assumed Contract is in breach of, violation of, or in default under the terms of any such Assumed Contract. The Assumed Contracts and the Excluded Contracts, collectively, constitute all of the Contracts, or which are necessary or useful for the current use and operation, of the Business.

(c)     Except as set forth in Schedule 3.5(c) of the Disclosure Schedule, Sellers have not received any notice regarding any actual or possible violation or breach or default under, or intention to cancel or modify any Assumed Contract.

Section 3.6.     Title; Equipment; Condition of Fixed Assets.

(a)     Except as set forth on Section 3.6(a) of the Disclosure Schedules, Sellers have good and marketable title to all of the items of personal property used in the Business by Sellers, free and clear of all Liens, other than Permitted Liens. Except as set forth on Section 3.6(a) of the Disclosure Schedules, Sellers hold good and transferable interests in all such personal property that is physically located at the places of Business and is owned outright by Sellers or their respective Affiliates.

(b)     Section 3.6(b) of the Disclosure Schedules sets forth all leases of personal property (“Personal Property Leases”) relating to the property used by Sellers in the Business or to which Sellers are a party or by which the properties or assets of Sellers are bound. All of the items of personal property under the Personal Property Leases are in all material respects in the condition required of such property by the terms of the lease applicable thereto during the term of the lease. Sellers have delivered to the Purchaser true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

(c)     No Seller is in material breach of, or material default under, any Personal Property Lease. Each of the Personal Property Leases is in full force and effect and Sellers have not received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a material default by Sellers under any of the Personal Property Leases, and to Sellers’ knowledge, no other party is in material default thereof, and no party to the Personal Property Leases has exercised any termination rights with respect thereto.

(d)     All items of personal property included in the Purchased Fixed Assets are in reasonably good operating condition and repair, ordinary wear and tear excepted.

Section 3.7.     Compliance with Legal Requirements. Sellers are in material compliance with all material Legal Requirements relating to the use of the Purchased Assets or applicable to their respective operations of the Business. Since January 1, 2011, Sellers have not received any written notice from any Governmental Authority alleging any failure to comply with any Legal Requirement relating to the use of the Purchased Assets or applicable to their respective operations of the Business. Sellers are not, to their knowledge, under investigation by a Governmental Authority with respect to any violation of any Legal Requirement relating to the Purchased Assets or the Business.

Section 3.8.     Employee Matters.

(a)     Schedule 3.8(a) of the Disclosure Schedules specifies, with respect to each of the Business Employees listed on Schedule 5.5(a), (a) the base salary and bonus opportunity of such employee as of the date of this Agreement, (b) the original date of employment of such employee, (c) the position held by such employee as of the date of this Agreement, and (d) whether such employee is not available to perform work as of the date of this Agreement because of disability or other leave, and if so, specifying the nature of the disability or leave and the date such employee is expected to be available to perform work. Sellers have made available to Purchaser (except to the extent prohibited under applicable Legal Requirements) accurate copies of all employment agreements as well as policies with respect to severance payments, change in control payments and other contractual obligations or obligations under Sellers’ Benefit Plans.

(b)     Since January 1, 2011, Sellers have complied, and are currently in compliance, in all material respects with all applicable Legal Requirements relating to employment or labor, including all applicable Legal Requirements relating to wages, hours, collective bargaining, employment discrimination, civil rights, leave, safety and health, workers’ compensation, pay equity, classification of employees and/or independent contractors, and the withholding, collection and payment of social security and other employment-related Taxes. Sellers have not, within the three years prior to the date of this Agreement, taken any action that alone or combined with any other action of Sellers, could reasonably be construed as a “plant closing” or “mass layoff” within the meaning of WARN (or any similar applicable state or local plant closing or mass layoff law), and Schedule 3.8(b) of the Disclosure Schedule identifies all Business Employees who experienced an “employment loss” within the meaning of WARN (or any similar applicable state or local plant closing or mass layoff law) within the ninety (90) days prior to the date of this Agreement.

(c)     No collective bargaining agreement or other labor union contract currently applies, or since January 1, 2011 has applied, to any of the Business Employees, and, to Sellers’ knowledge, since January 1, 2011 there have been, and there currently are, no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit that could affect Business Employees. Since January 1, 2011, there has been no, and there currently is no, pending or, to Sellers’ knowledge, threatened, labor strike, dispute, walkout, work stoppage, unfair labor practice allegation, slow-down or lockout involving or affecting any Business Employees.

(d)     As of the date of this Agreement there are no material disputes, claims, controversies, audits, suits or investigations, whether internal or external, pending or, to the knowledge of Sellers, threatened against Sellers involving the Business Employees.

Section 3.9.     Employee Benefits.

(a)     Section 3.9(a) of the Disclosure Schedules lists each Benefit Plan maintained or contributed to for the benefit of the Business Employees or any Seller.

(b)     None of the Benefit Plans are, and no Seller or ERISA Affiliate has ever contributed to or had any obligation to contribute to for the benefit of Business Employees or any former employee of the Business: (i) a plan subject to Title IV of ERISA or Section 412 of the Code; (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA); (iii) a plan that provides welfare benefits that continue after retirement or other termination of employment (excluding benefits which continue only to the extent required by COBRA); or (iv) except as set forth on Schedule 3.9(b) of the Disclosure Schedule, a pension, retirement or supplementary retirement plan, program, agreement or arrangement or superannuation of retirement savings arrangement, including pension plans or supplemental pensions, and there has been no communication to any Person that could reasonably be expected to promise or guarantee any such benefits.

(c)     Each Benefit Plan has been maintained in all material respects in accordance with its terms and the requirements of ERISA and the Code, and Sellers, the Sellers or any ERISA Affiliates have performed the material obligations required to be performed by them under any Benefit Plan and are not in any material respect in default under or in violation of any such Benefit Plan.

(d)     Following the Closing, neither the Purchaser nor any of its Affiliates shall have any Liabilities with respect to any Benefit Plan, except as otherwise provided in Section 5.7, regarding certain COBRA obligations.

Section 3.10.     Certain Liabilities. As of the date of this Agreement, Sellers have no Liabilities relating to the Purchased Assets or the Business Employees other than (a) Liabilities incurred in the ordinary course of business and consistent with past practices incurred since January 1, 2014, (b) Liabilities set forth on Schedule 3.10 of the Disclosure Schedules, (c) Liabilities set forth in the Financial Statements, and (d) Liabilities that would not be required to be disclosed on a balance sheet prepared in accordance with GAAP.

Section 3.11.     Legal Proceedings. Except as disclosed on Schedule 3.11 of the Disclosure Schedules, (a) there is no Matter pending or, to Sellers’ knowledge, threatened against any Seller or its Affiliates as of the date of this Agreement, or to which Sellers are otherwise a party; (b) there is no Matter pending or, to Sellers’ knowledge, being threatened against Sellers that challenges or could reasonably be expected to effect, prevent, delay or make illegal any of the transactions contemplated by this Agreement or the Transaction Documents or reasonably be expected to result in a Material Adverse Effect; (c) Sellers are not subject to any Order, and Sellers are not in breach of any Order; (d) Sellers are not engaged in any legal action to recover monies due it or for Damages sustained by it; and (e) to Sellers’ knowledge, no investigation is threatened by any Governmental Authority in respect of the Business or the Purchased Assets.

Section 3.12.     Authority; Binding Nature of Agreement.

(a)     Each Seller has all necessary company power, authority and legal capacity to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its respective obligations under this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby; and the execution, delivery and performance by such Seller of this Agreement and the Transaction Documents have been duly authorized by all necessary action on the part of such Sellers and their respective boards of directors or members and managers, as applicable. This Agreement has been, and each Transaction Document will be at or prior to Closing duly and validly executed and delivered by each Seller which is a party thereto and his Agreement constitutes, and, upon execution thereof, each of the Transaction Documents to which a Seller is a party will constitute, the valid and binding obligation of such Seller, enforceable against such party in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)     Each Member has all necessary authority and legal capacity to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its respective obligations under this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby; and the execution, delivery and performance by such Member of this Agreement and the to which it is a party have been duly authorized by all necessary action on the part of such Member. This Agreement has been, and each Transaction Document to which it is a party will be at or prior to Closing duly and validly executed and delivered by each Member which is a party thereto and his Agreement constitutes, and, upon execution thereof, each of the Transaction Documents to which a Member is a party will constitute, the valid and binding obligation of such Member, enforceable against such party in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)     Except as set forth on Schedule 3.12(c) of the Disclosure Schedules, each Selling Party being issued any Earn Out Shares, whether directly by Parent Company or indirectly following a distribution by a Seller (each, a “Recipient”) is an “accredited investor” within the meaning of SEC Rule 501 of Regulation D, as presently in effect, under the Securities Act. Such Recipient is acquiring the Earn Out Shares for investment for such Recipient’s own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof. Such Recipient further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to any third person with respect to any of the Earn Out Shares. Such Recipient acknowledges that the Earn Out Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. Such Recipient is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares subject to the satisfaction of certain conditions. Such Recipient has such knowledge and experience in financial and business matters so that Recipient is capable of evaluating the merits and risks of its investment in the Parent Company. Such Recipient has had an opportunity to ask questions of, and receive answers from, the officers of the Parent Company concerning the Parent Company’s business, management and financial affairs, which questions were answered to such Person’s complete and total satisfaction. Such Recipient has received all the information it considers necessary or appropriate for deciding whether to acquire the Earn Out Shares. Except as set forth herein, such Recipient is not relying on any statements or representations of the Parent Company or its agents for legal advice with respect to the acquisition of Earn Out Shares.

(d)     Each Recipient acknowledges that, to the extent applicable, each certificate evidencing the Earn Out Shares shall be endorsed with the legends substantially in the form set forth below, as well as any additional legend imposed or required by the Parent Company’s Bylaws or applicable state securities laws:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT, OR UNLESS SPEED COMMERCE, INC. HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, SATISFACTORY TO ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

Section 3.13.     Non-Contravention; Required Consents.

(a)     Except as set forth on Schedule 3.13(a) of the Disclosure Schedules, the execution and delivery by Sellers of this Agreement and the Transaction Documents, the consummation of the transactions contemplated hereby and thereby, or compliance by Sellers with any of the provisions hereof or thereof will not (i) result in any violation or breach of any provision of the articles of incorporation or organization, bylaws, operating agreement or other charter or organizational documents of any Seller, (ii) result in a violation or breach of any provision of any Legal Requirement applicable to Sellers, the Business or the Purchased Assets; or (iii) except as set forth on Section 3.13(a) of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a material violation or material breach of, constitute a default under or result in the acceleration of any Material Contract.

(b)     No Consent, Permit or authorization of or filing with, or notification to, any Person or Governmental Authority is required on the part of Sellers in connection with the execution and delivery of this Agreement or the Transaction Documents, the compliance by Sellers with any of the provisions hereof and thereof, the consummation of the transactions contemplated hereby and thereby or the taking by Sellers of any action contemplated hereby except for such consents, approval, Permits, Governmental Orders, declarations, filings, or notices which, in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.14.     Financial Statements.

(a)     Sellers’ fiscal year ends on December 31 of each year. Attached as Schedule 3.14(a) of the Disclosure Schedules contains true and complete copies of (i) the audited consolidated balance sheet for the annual period ended December 31, 2011, (ii) the audited consolidated balance sheet and consolidated statements of operations, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flows of Sellers as of, and for the annual periods ended, December 31, 2012 and December 31, 2013 (the “Annual Statements”), and (iii) the unaudited consolidated balance sheet and consolidated statement of income, consolidated statement of cash flow and consolidated statement of changes in stockholders’ equity of Sellers as of, and for the period ended September 30, 2014 (the “Interim Statement,” and collectively with the Annual Statements, the “Financial Statements”).

(b)     Each of the Financial Statements was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of Sellers as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein; provided, however, that the Interim Statement is subject to normal year-end adjustments and lacks footnotes.

(c)     Except as and to the extent set forth on the consolidated balance sheet of Sellers included in the Interim Statement (the “Most Recent Balance Sheet”), no Seller has any liability or obligation (whether accrued, absolute, contingent or otherwise) required to be disclosed in accordance with GAAP, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Balance Sheet or liabilities permitted or required to be undertaken or incurred in accordance with this Agreement.

(d)     Sellers maintain a standard system of accounting established and administered in accordance with GAAP. Except as set forth on Schedule 3.14(d) of the Disclosure Schedules, Sellers maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Sellers have made available to Purchaser, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

(e)     Since January 1, 2014: (i) neither Sellers nor, to Sellers’ knowledge, any director, officer, employee, auditor, or accountant of Sellers, have received any written complaint or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Sellers or their respective internal accounting controls, including any such complaint or claim that Sellers has engaged in illegal accounting or auditing practices; (ii) no attorney representing Sellers, whether or not employed by Sellers, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Sellers or any of its officers, directors, employees or agents to any Sellers’ board of directors or any committee thereof, Sellers’ accountants (in any written response letter) or to any director or officer of Sellers; and (iii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of Sellers’ chief executive officer, chief financial officer, general counsel, any Sellers’ board of directors or any committee thereof.

(f)     Sellers have provided Purchaser with certain projections about the future performance of the Business which have been prepared in good faith. Except as set forth in the foregoing sentence, Sellers make no representation about the accuracy of such projections or about the accuracy of the data upon which such projections were based.

Section 3.15.     Inventory. All items of Purchased Inventory, whether or not reflected in the Financial Statements, consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which reserves in accordance with GAAP have been established. All items of Purchased Inventory reflected in the Financial Statements are valued at the lower of cost or market. Schedule 3.15 of the Disclosure Schedules describes the rights of Sellers and certain third parties with respect to the Purchased Inventory that is owned by Sellers. There have been no material disputes between Sellers and their respective customers, other than ordinary course disagreements regarding nonmaterial issues, regarding the quantity and nature of inventories consigned by such customers to the Sellers.

Section 3.16.     Taxes. All Tax returns required to be filed by Sellers with respect to the Business and the Purchased Assets for all taxable periods ending prior to the date hereof have been or will be duly and timely (within any applicable extension periods) filed with the appropriate governmental authorities in all jurisdictions in which such Tax returns are required to be filed and have been prepared in material compliance with applicable Legal Requirements. All Taxes that are due and payable with respect to the Business, including any applicable sales taxes with respect to sales of products, have been timely paid. All Taxes that Sellers are required to withhold or collect pursuant to Legal Requirements have been duly and timely withheld or collected and have been timely paid over to the appropriate Governmental Authority to the extent due and payable. All Taxes required to be withheld or collected by Sellers on or prior to the Closing Date from the Transferred Employees (including Persons designated as independent contractors) have been properly withheld and, if required on or prior to the Closing Date, have been deposited with, or paid as directed by, the appropriate Governmental Authority. There are no audits of Tax returns of Sellers pending or, to the knowledge of Sellers, threatened, and all past audits of Tax returns of Sellers, if any, have been settled. There are no deficiencies proposed or assessed as a result of any pending audit. Sellers are not a party to any pending or, to the knowledge of Sellers, threatened action or proceeding against Sellers for the assessment or collection of Taxes by any Legal Requirements, and there is no basis for any such action or proceeding. There are no Liens on the Purchased Assets for Taxes (other than Taxes that are not yet due and payable). Sellers have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a tax assessment or deficiency. Sellers are not the beneficiary of any extension of time within which to file any Tax Return with respect to the Business. No claim has ever been made by an authority in a jurisdiction where Sellers do not file Tax Returns that the Business is or may be subject to taxation by that jurisdiction. Sellers have not been a party to any “listed transaction”, as defined in Code §6707A(c)(1) and Reg. §1.6011-4(b). Sellers have made available complete copies of all material Tax returns relating to the Purchased Assets or the Business relating to the taxable periods that ended after December 31, 2010.

Section 3.17.      Permits. Each Seller is in possession of all Permits reasonably necessary for each of the Sellers to own, lease and operate its properties or to carry on its business as it is now being conducted. As of the date of this Agreement, no suspension or cancellation of any of such Permits is pending or, to Sellers’ knowledge, threatened. No Seller is, in any material respect, in conflict with, or in default, breach or violation of any such Permit.

Section 3.18.     Subsequent Events. From the date of the Interim Statement until the date of this Agreement, (a) Sellers have conducted the Business in the ordinary course of business in all material respects and (b) there has not been, with respect to the Business, any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or could reasonably be expected to have, a Material Adverse Effect. Without limiting the generality of the foregoing, since the date of the Interim Statement, Sellers have not: (a) sold, leased, transferred, pledged, encumbered or assigned any of the assets of the Business outside the ordinary course of business; (b) entered into any material Contract (or series of related material Contracts) other than in the ordinary course of business; (c) accelerated, terminated, modified or canceled any material Contract except in the ordinary course of business and, to Sellers’ knowledge, no other party has done so as a result of any default by Sellers; (d) accelerated, waived, wrote-off or canceled the payment of any accounts receivable outside the ordinary course of business; (e) canceled, compromised, waived or released any material right or claim (or series of related rights and claims) outside the ordinary course of business; (f) granted any license or sublicense of any rights under or with respect to any Intellectual Property outside the ordinary course of business; (g) experienced any material damage, destruction or loss to the assets of the Business; (h) experienced any material change in personnel or relationships with third parties, including customers and vendors, other than immaterial changes which occur in the ordinary course of business; (i) changed accounting or Tax reporting principles, methods or policies; or (j) entered into any commitment to do any of the foregoing.

Section 3.19.     Real Property.

(a)     Except as set forth on Schedule 3.19(a) of the Disclosure Schedules, Seller owns good, marketable and insurable title to the Real Property Fee Parcels, free and clear of Liens, except Permitted Liens. Schedule 2.1(i) of the Disclosure Schedules sets forth the legal descriptions for the Real Property Fee Parcels.

(b)     Schedule 3.19(b) of the Disclosure Schedules sets forth a complete list of each real property lease and all amendments, extensions, supplements, letter agreements, renewals, waivers and writings exercising rights therewith, to which Sellers are a party or by which it is bound (collectively, the “Real Property Leases”). Sellers have provided to Purchaser true, correct and complete copies of each the Real Property Leases.

(c)     The Real Property Leases and the Real Property Fee Parcels constitute all interests in real property currently used, occupied or currently held for use in connection with the Business and which are necessary for the continued operation of the Business as currently conducted.

(d)     Except as set forth on Schedule 3.19(d) of the Disclosure Schedules, all of the buildings, fixtures, equipment and improvements, and all components thereof located on the Real Property Fee Parcels and the land associated with the Real Property Leases (the “Improvements”) (i) are in reasonably good operating condition without known structural defects and all mechanical and other systems located thereon are in reasonably good operating condition, and, to Sellers' knowledge, no condition exists requiring material repairs, alterations or corrections and (ii) are suitable, sufficient and appropriate in all material respects for their current uses. There are no known structural deficiencies or latent defects affecting any of the Improvements, and to Sellers’ knowledge, there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the Business.

(e)     Sellers have a valid, binding and enforceable leasehold interest under each Real Property Lease under which it is a lessee, free and clear of all Liens, except any landlord lien or lien on landlord’s interest. Each of the Real Property Leases is in full force and effect. Sellers are not in default under any Real Property Lease, and no event has occurred and no circumstances exist which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default. Sellers have not received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by Sellers under any of the Real Property Leases, and, to Sellers’ knowledge, no other party is in default thereof, and no party to any Real Property Lease has exercised any termination rights with respect thereto.

(f)     Sellers have all material Permits issued by any applicable Governmental Authority necessary or useful for the current use and operation of each Real Property Lease and Real Property Fee Parcel, and Sellers have fully complied with all material conditions of the Permits applicable to them. No default or violation, or event that with the lapse of time or giving notice or both would become a default or violation, has occurred in the due observance of any Permit.

(g)     To Sellers' knowledge, there is no action, litigation, investigation, condemnation or proceeding of any kind pending or threatened against the Sellers, or any current or pending Tax assessments, with respect to all or any portion of the Real Property. To Sellers' knowledge, sufficient electrical power, natural gas and water supplies, all supplied by public utilities, and adequate storm water and sanitary sewage, waste disposal, and air emission systems are available for the operation of the Business on the Real Property and, to Sellers’ knowledge, all such supplies and systems will be available to Purchaser after the Closing. To Sellers’ knowledge, there are no property interests or other improvements that are owned by Sellers and which are necessary for the operation of the Real Property that are not being conveyed pursuant to this Agreement.

Section 3.20.     Environmental Matters.

(a)     Neither the leased real property which is the subject of each Real Property Lease or the Real Property Fee Parcels (collectively, the “Real Property”) nor the Business are in material violation of any Environmental Laws or Environmental Permits and Sellers and their Affiliates are not in material violation of any Environmental Laws or Environmental Permits with respect to the Real Property or the Business.

(b)     There have been no releases, discharges, disposal or other handling of Hazardous Substances at any Real Property by Sellers and/or by the Business (i) except in compliance with Environmental Laws and/or (ii) in a manner that has resulted in Liabilities under Environmental Laws.

(c)     Except as set forth in Schedule 3.20(c) of the Disclosure Schedules, none of the Real Property have (i) any underground storage tanks, whether empty, filled or partially filled with any substance, or (ii) any asbestos containing materials.

(d)     Neither Sellers nor any of their Affiliates have received any written request for information and/or any notice, order or other communication alleging that they may have Liabilities under any Environmental Laws with respect to Sellers' ownership of the Real Property or operation of the Business

(e)     To Sellers’ and their Affiliates’ knowledge, there is no notice, Lien, Proceeding or threatened Proceeding relating to an alleged Liabilities under Environmental Laws with respect to the Real Property or the Business.

(f)     Prior to the Closing Date, Sellers shall promptly notify Purchaser should Sellers or their respective Affiliates receive any such written request for information, notice, order, or other communication or become aware of any notice, Lien, Proceeding or threatened Proceeding.

(g)     The Real Property, the Business, Sellers and/or their Affiliates hold all Environmental Permits required in connection with the occupancy, use or operation of the Real Property and the operation of the Business and, to the extent permitted by law, Sellers and/or their Affiliates shall transfer to Purchaser (with Purchaser’s necessary cooperation and assistance) all such Environmental Permits, all of which are in good standing.

(h)     Schedule 3.20(h) of the Disclosure Schedules contains a list of all Environmental Permits and all written reports, correspondence, and other documentation in Sellers’ and their Affiliates’ possession regarding Hazardous Substances, Environmental Permits, and any environmental conditions with respect to the Real Property and/or the Business (collectively, “Environmental Documentation”) and Sellers and their Affiliates have provided Purchaser with copies of all such Environmental Documentation prior to the date hereof.

Section 3.21.     Insurance.

(a)     Section 3.21(a) of the Disclosure Schedules sets forth, with respect to each insurance policy under which any Seller is currently an insured or otherwise the principal beneficiary of coverage, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium charged.

(b)     With respect to each insurance policy required to be set forth on Section 3.21(a) of the Disclosure Schedules: (i) the policy is in full force and effect in all material respects; (ii) no Seller is in material breach or default under any material provisions of any Policy; and (iii) Sellers have not received written notice of cancellation of any Policy.

(c)     At no time subsequent to December 31, 2011 have the Sellers (i) been denied any material insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received written or oral notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed on Section 3.21(a) of the Disclosure Schedules will not be available in the future substantially on the same terms as are now in effect.

Section 3.22.     Transactions with Related Parties.

(a)     Except as otherwise disclosed on Section 3.22(a) of the Disclosure Schedules, (i) none of the customers, vendors, distributors or sales representatives of Sellers is a Related Party; (ii) none of the Purchased Assets is owned or used by or leased to or from any Related Party; (iii) no Related Party owes any amount to Sellers nor do Sellers owe any amount to, or have Sellers committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Party; (iv) no Related Party has any claim or cause of action against any Sellers; (v) no Related Party owns any direct or indirect interest of any kind, controls or is a director, officer, employee or partner of, or consultants to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, vendor, customer, landlord, tenants, creditor or debtor of Sellers; (vi) no Related Party is a party to any Assumed Contract with Sellers; and (vii) no Related Party provides any administrative, legal, accounting or other services to Sellers except in the ordinary course of business on arm’s length terms.

(b)     Except as set forth on Schedule 3.22(b) of the Disclosure Schedules, any Assumed Contracts required to be disclosed on Schedule 3.22(a) of the Disclosure Schedules are on arms-length terms.

Section 3.23.     Customers and Vendors. Schedule 3.23 of the Disclosure Schedules sets forth the names of the ten (10) vendors and twenty five (25) customers to whom Sellers paid or from whom Sellers have received the greatest sum of money in respect of services, products or materials provided to or from Sellers in respect of the Business during the twelve (12) month period ending July 31, 2014. Except as set forth on Schedule 3.23 of the Disclosure Schedules, in the past twelve (12) months, no such vendor or customer set forth on Schedule 3.23 of the Disclosure Schedules has notified Sellers that it is canceling or otherwise terminating, or that it intends to cancel or otherwise terminate, its relationship with Sellers.

Section 3.24.     No Brokers or Finders. Other than G2 Capital Advisors, LLC, neither any Selling Party nor any of their respective Affiliates have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated by this Agreement.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and Parent Company, on a joint and several basis, hereby represent and warrant to the Selling Parties as follows:

Section 4.1.     Due Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted. Purchaser is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization.

Section 4.2.     Matters. There is no Matter pending or, to Purchaser’s knowledge, being threatened against Purchaser that challenges or could reasonably be expected to effect, prevent, delay or make illegal any of the transactions contemplated by this Agreement or the Transaction Documents.

Section 4.3.     Authority; Binding Nature of Agreement. Each of Purchaser and Parent Company has all necessary corporate power and authority, authority and legal capacity to execute and deliver this Agreement and the Transaction Documents and to perform their respective obligations under this Agreement and the Transaction Documents and to consummate the transactions contemplated hereby and thereby; and the execution, delivery and performance by Purchaser and Parent Company, as applicable, of this Agreement and the Transaction Documents have been duly authorized by all necessary action on the part of Purchaser and Parent Company, as applicable, and their respective boards of directors. No vote of Purchaser’s stockholders or Parent Company's stockholders is required to authorize the transactions contemplated by this Agreement. This Agreement has been, and each Transaction Document will be at or prior to Closing, duly and validly executed and delivered by Purchaser and Parent Company, as applicable, and this Agreement constitutes, and, upon execution thereof, each of the Transaction Documents to which Purchaser or Parent Company is a party will constitute, the valid and binding obligation of Purchaser or Parent Company, as applicable, enforceable against such party in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4.4.     Non-Contravention; Consents. The execution and delivery by Purchaser and Parent Company of this Agreement and the Transaction Documents, the consummation of the transactions contemplated hereby and thereby, or compliance by Purchaser and Parent Company with any of the provisions hereof or thereof will not result in any violation or breach of, or conflict with or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation of the loss of a material benefit under, or give rise to any obligation of Purchaser or Parent Company, as applicable, to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of Purchaser or Parent Company under any provision of: (a) any provision of the articles of incorporation, bylaws or other charter or organizational documents of Purchaser or Parent Company; or (b) any Legal Requirement applicable to the Purchased Assets or any material Contract to which Purchaser or Parent Company is a party. Neither Purchaser nor Parent Company is required to obtain any Consent from any Person at or prior to the Closing in connection with the execution and delivery of this Agreement or the Transaction Documents or the sale of the Purchased Assets to Purchaser.

Section 4.5.     Broker’s and Finder’s Fees. Other than Lake Street Capital Markets, LLC, neither Purchaser nor any of its Affiliates have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated by this Agreement.

Section 4.6.     Due Diligence Investigation. Purchaser acknowledges that it has had the opportunity to conduct its due diligence investigation with respect to the transactions contemplated by this Agreement. Purchaser further acknowledges that, except for the specific representations and warranties made by the Selling Parties in Article III hereof, it is not relying upon any representation or warranty of the Selling Parties or any of their respective officers, managers, directors, employees, Affiliates or Representatives. Purchaser participated in a process by which it is acquiring the Purchased Assets that involved competitive marketing and bidding and arms-length negotiations between sophisticated parties.

Section 4.7.     SEC Filings. The consolidated financial statements (including all related notes and schedules) of Purchaser included in Parent Company's annual report filed June 23, 2014, for the fiscal year ended March 31, 2014 (including the notes thereto) and Parent Company's quarterly report on Form 10-Q for the period ended June 30, 2014 fairly present in all material respects the consolidated financial position of Purchaser and its consolidated subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year end audit adjustments, to the absence of notes and to any other adjustments described therein, including any notes thereto) in conformity with GAAP (except in the case of the unaudited statements, as permitted by Form 10-Q or other rules and regulations of the SEC) applied on a consistent basis during the period involved (except as may be indicated therein or in the notes thereto). Parent Company is, and has been for a period of at least ninety (90) days immediately prior to the Closing Date, subject to the reporting requirements of section 13 or 15(d) of the Exchange Act and has: (i) filed all required reports under section 13 or 15(d) of the Exchange Act, as applicable, during the past twelve (12) months, other than Form 8-K reports; and (ii) submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T, during the past twelve (12) months.

Section 4.8.     Issuance of Earn Out Shares. Except as set forth herein, the Earn Out Shares to be issued in accordance with Section 2.5 will, when issued, be duly authorized, validly issued, fully paid and nonassessable, free and clear of Liens and not subject to preemptive rights created by statute, the Parent Company’s Articles of Incorporation or By-Laws or any agreement to which the Parent Company is a party or is bound.

ARTICLE V.
COVENANTS OF THE PARTIES

Section 5.1.     Mutual Cooperation. Purchaser and Sellers agree to work together and cooperate to the extent reasonably necessary so as to facilitate closing on the transactions contemplated by the Transaction Documents. Further, subsequent to Closing, Purchaser and Sellers, at the request of the other, shall each execute, deliver and acknowledge all such further instruments and documents and do and perform all such other acts and deeds as may be reasonably required to consummate the transactions contemplated by the Transaction Documents. Specifically, Sellers shall render all reasonable assistance to the Purchaser to ensure that the Assumed Contracts are assigned to the Purchaser; and shall reasonably work with the Purchaser to limit disruption to the Business during the transitionary period. Sellers shall maintain all Permits on behalf of Purchaser (including, without limitation, Seller’s Medicare accreditation) after the Closing until such time as Purchaser obtains such Permits in its own name, and Sellers shall execute any agreements with Purchaser as may be reasonably necessary or advisable in connection therewith.

Section 5.2.     Preservation of Records. To the extent not transferred to Purchaser, Sellers agree to preserve and keep records held by them or their Affiliates relating to the Business for a period of three (3) years from the Closing Date and shall make such records and personnel available to Purchaser as may be reasonably required by Purchaser in connection with, among other things, any insurance claims by, Matters against or governmental investigations of Sellers or Purchaser or any of their Affiliates or in order to enable Sellers or Purchaser to comply with their respective obligations under this Agreement and the Transaction Documents. To the extent transferred to Purchaser and except to the extent destroyed under Parent Company’s regularly scheduled document destruction policies or practices, Purchaser agrees to preserve and keep records held by them or their Affiliates relating to the Business for a period of three (3) years from the Closing Date and shall make such records reasonably available to Sellers' Representative as may be reasonably required in connection with, among other things, winding up of any Seller's operations, preparing the financial statements of any Selling Party, filing of a tax return by any Selling Party, any insurance claims by, Matters against or governmental investigations of a Selling Party, or in order to enable Selling Parties to comply with their respective obligations under this Agreement and the Transaction Documents. After the expiration of such three (3) year period, except, with respect to Purchaser, to the extent destroyed under Parent Company’s regularly scheduled document destruction policies or practices, Sellers nor Purchaser will destroy any of such books or records of the Business without giving the other the opportunity, at the other party’s sole expense, to take possession thereof within ninety (90) days following the expiration of such period.

Section 5.3.     Payments. Following Closing, Sellers shall transfer by wire to bank accounts designated in writing by Purchaser any and all cash, wire and other forms of monetary receipts that may be received by Sellers representing payments on any Purchased Receivable, received by Sellers or credited to Sellers pursuant to any Assumed Contract, or that relate to a Purchased Asset (“Receipts”) within the next business day along with associated details, including the name of the customer or other payor, the document number(s) (if any) associated with the Receipt and the amount of the Receipt.  Sellers will transmit to Purchaser such information via e-mail in Microsoft Excel files. For the avoidance of doubt, this Section 5.3 does not modify Sellers' right to Delinquent Receivables as set forth in Section 2.9(h) above.

Section 5.4.     Litigation Support. In the event and for so long as any party is actively contesting or defending against any Matter in connection with any fact, situation, condition, activity, occurrence, incident, action, failure to act, or transaction arising prior to the Closing Date involving one or more Sellers, each of the parties will cooperate in the contest or defense, make available its personnel, and provide such testimony and access to their books and records as may be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Article VI below).

Section 5.5.     Employment Matters.

(a)     On and after the Closing and until the expiration of the Leasing Agreement (the “Leasing Expiration Date”), the Business Employees will be leased by the Sellers to the Purchaser pursuant to the terms of the Leasing Agreement, and Purchaser will pay Sellers for the use of the Business Employees pursuant to the terms thereof. Upon the Leasing Expiration Date, Seller shall terminate the employment of all Business Employees. Purchaser shall extend to all Business Employees identified on Schedule 5.5(a) of the Disclosure Schedule who remain employees of Sellers until the Leasing Expiration Date, an individualized written offer of employment, effective as of the Closing Date, that, if accepted, would provide each such Business Employee with (i) base salary or an hourly wage rate that is no less than the base salary or hourly wage rate provided by Sellers immediately before Closing and (ii) coverage under Parent’s Benefit Plans to the extent such Transferred Employees are eligible as set forth in Section 5.5(b) below. Purchaser retains the right to terminate the employment of any Transferred Employee in accordance with its employment practices, whether in the ordinary course or otherwise. Purchaser will, effective as of the Leasing Expiration Date, hire each Business Employee who accepts the written offer of employment extended to such Business Employee by Purchaser, subject to the terms of such written offer. On the Leasing Expiration Date, Sellers shall pay any and all accrued bonuses as of the Leasing Expiration Date, severance payments or change of control payments of the Business Employees accrued as of the Closing Date and payable upon a change of control and/or termination of employment.

(b)     Purchaser agrees to give each Transferred Employee service credit for such Transferred Employee’s employment with Sellers or their respective Affiliates prior to the Leasing Expiration Date for purposes of calculating eligibility to participate and vesting credit (but not for accrual of benefits) under each applicable Benefit Plan of Purchaser or one of its Affiliates or as required by applicable statutory law, as if such service had been performed with Purchaser or one of its Affiliates. Nothing in this Section 5.5(b) is intended to prevent Purchaser from amending or terminating any of Purchaser’s Benefit Plans. At the end of the Leasing Expiration Date, Purchaser shall give credit to each Transferred Employees hired by Purchaser for any accrued but unused paid time off (PTO) to the extent that Seller does not pay such employee the same out at Closing or Leasing Expiration Date and provided the accrued costs and expenses are accrued therefor as a current liability within the Net Working Capital.

(c)     Sellers shall use commercially reasonable efforts to cooperate with Purchaser in connection with Purchaser’s good faith efforts to hire the Business Employees, including allowing Representatives of Purchaser and its Affiliates reasonable access during normal business hours, upon reasonable advance notice, to meet with and distribute to such Business Employee such forms and other documents relating to his or her proposed employment with Purchaser, provided such access does not unreasonably interfere with Sellers’ conduct of the Business. Sellers and Purchaser shall use commercially reasonable efforts to achieve an orderly transfer of the Business Employees to the employment of Purchaser as contemplated by this Agreement.

(d)     Within five (5) days of the Leasing Expiration Date, Sellers shall terminate their 401(k) Benefit Plans effective as of the Leasing Expiration Date and promptly apply for and obtain a favorable determination letter, upon termination, for such plans. Further, Sellers shall take action to cause the Transferred Employees’ account balances, if any, under any Benefit Plan providing for retirement benefits to become fully vested as of the Closing Date.

(e)     Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment to any particular Benefit Plan of Purchaser or any Seller, (ii) obligate Purchaser or any of its Affiliates to maintain any particular Benefit Plan or arrangement beyond December 31, 2014, (iii) prevent Purchaser or any of its Affiliates from amending or terminating any Benefit Plan or arrangement, or (iv) give any third party the right to enforce any of the provisions of this Agreement.

(f)     After the Leasing Expiration Date, Purchaser agrees to assume and provide continuing health benefit coverage as described in Sections 601 through 608 of ERISA and Code Section 4980B (hereinafter referred to as “COBRA Coverage”) to all “M&A qualified beneficiaries” (as described in IRS Regulation Section 54.4980B-9, Question and Answer 4) with respect to the transactions contemplated by this Agreement (hereinafter referred to as “COBRA Beneficiaries”). Specifically, Purchaser agrees that all obligations to provide COBRA Coverage to COBRA Beneficiaries are being allocated to Purchaser, as permitted by Question and Answer 7 of IRS Regulation Section 54.4980B-9.

Section 5.6.     Contract Assignment and Consents. Notwithstanding anything to the contrary contained in this Agreement, if the assignment or attempted assignment to Purchaser of any Assumed Contract is: (i) prohibited by any applicable law; or (ii) would require any Consent of a Third Party (a “Required Consent”), such Required Consent shall not have been obtained prior to the Closing Date (each, a “Non-Assignable Contract”), then the Closing shall not constitute the assignment of such Non-Assignable Contract, and this Agreement shall not constitute an assignment of such Non-Assignable Contract, unless and until such Required Consent is obtained. Following the Closing, (1) Sellers, to the maximum extent permitted by Legal Requirement, will use commercially reasonable efforts to act as Purchaser’s agent in order to obtain for Purchaser the benefits thereunder (including enforcement for the account of Purchaser of such rights against the other party to the Non-Assignable Contract) and will reasonably cooperate, to the maximum extent permitted by Legal Requirement, with Purchaser in any other reasonable arrangement designed to provide such benefits to Purchaser; and (2) Purchaser will, to the maximum extent permitted by Legal Requirement, perform, on Sellers’ behalf, the applicable Sellers’ obligations under the Non-Assignable Contract in accordance with the terms and conditions thereof. Once a Required Consent for the assignment of any Non-Assignable Contract is obtained, Sellers shall promptly assign and transfer such Non-Assignable Contract to Purchaser at no additional cost to Purchaser. Purchaser shall not assume any Liabilities under a Non-Assignable Contract until it has been assigned to Purchaser; provided, however, that such Purchaser shall be liable to Sellers for performing its obligations under the arrangements described in this Section 5.6.

Section 5.7.     Restrictive Covenants.

(a)     To induce Purchaser to enter into this Agreement, each Restricted Party covenants and agrees that during the period commencing on the Closing Date and ending on (i) with respect to Langsenkamp, Jack Alexander and Jan Alexander, the fifth (5th) anniversary of the Closing Date, and (ii) with respect to Konkle and Van der Wiel, the second (2nd) anniversary of the Closing Date (in each case, the “Restricted Period”), such Restricted Party will cause each of its Affiliates not to, directly or indirectly, own, invest in, lend to, engage in, manage, consult to, operate, control, maintain any interest in (proprietary, financial or otherwise), otherwise affiliate with, or participate in the ownership, management, operation or control of, any business, whether corporate, proprietorship or partnership form or otherwise, engaged in any Competitive Enterprise in North America. “Competitive Enterprise” shall mean each of the following activities, to the extent that such activities contributed to Fifth Gear’s historical revenue prior to the Transaction Date: (i) the provision of third-party logistics services to facilitate the distribution of goods to retailers, (ii) the provision of third-party logistics services in connection with e-commerce fulfillment or catalog fulfillment, (iii) the provision of call center services in connection with e-commerce fulfillment or catalog fulfillment, and/or (iv) the sale or licensing of software utilized for order management and warehouse management functions. Nothing contained in this Section 5.7(a) shall prohibit Langsenkamp from continuing to serve as a director of DEFENDER Direct, Inc.

(b)     During the Restricted Period, each Restricted Party will not, and shall cause each of its Representatives not to, directly or indirectly on behalf of any other Person, solicit, induce, encourage any employee of any Seller who was employed by such Seller immediately prior to Closing to leave his or her employment with such Seller or Purchaser, or hire, employ or otherwise engage any such individual. Nothing contained in this Section 5.7(b) shall prohibit generalized solicitations of potential employees by use of advertisements in the media that are not targeted at the employees of any Seller or Purchaser.

(c)     From and after the Closing Date, the Restricted Parties shall, and shall cause each of their Representatives, (i) not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Purchaser or use or otherwise exploit for its own benefit or for the benefit of anyone other than Purchaser, any Confidential Information used in the operations of or associated with the Business and (ii) to keep confidential any Confidential Information used in the operations of or associated with the Business, except for any such information that (A) is available to the public on the Closing Date, (B) thereafter becomes available to the public other than as a result of a disclosure by the Restricted Parties or their Representatives (other than pursuant to a legal obligation to do so or in connection with the enforcement of its rights under this Agreement), or (iii) is or becomes available to the Restricted Parties or their Representatives on a non-confidential basis from a source that is not prohibited from disclosing such information to such Representative by legal, contractual or fiduciary obligation to any other Person; provided, that nothing contained in this Section 5.7(c) shall prohibit the Restricted Parties from disclosing any information should such Restricted Parties or its Representative be required to disclose any such information in response to an Order or as otherwise required by Legal Requirements; provided, that in any such case it shall inform Purchaser in writing of such request or obligation as soon as possible after such Selling Party is informed of it and, if possible, before any information is disclosed, so that a protective order or other appropriate remedy may be obtained by Purchaser. If any Restricted Party or its Representatives are obligated to make such disclosure, it shall only make such disclosure to the extent to which it is so obligated, but not further or otherwise.

(d)     Notwithstanding anything to the contrary, in the case of breach of the covenants in this Section 5.7, (i) Purchaser may seek specific performance to cause Restricted Parties to cease such breach and refrain from any such future breaches and (ii) the claiming of damages for any losses incurred by Purchaser due to actions prohibited by the aforesaid covenants shall remain unaffected.

(e)     The parties hereto acknowledge that the covenants set forth in this Section 5.7 are an essential element to this Agreement and that, but for these covenants, the parties hereto would not have entered into this Agreement. The parties hereto specifically acknowledge and agree that each party has received adequate consideration in exchange for entering into these covenants, the foregoing restrictions are reasonable and necessary to protect the legitimate interest of Purchaser post-Closing, including the goodwill that Purchaser shall be purchasing from Sellers pursuant to the transactions contemplated by this Agreement and the Transaction Documents. The parties hereto acknowledge that this Section 5.7 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provisions of this Agreement or any other document contemplated by this Agreement.

(f)     It is the intention of the parties hereto that if any of the restrictions or covenants contained in this Section 5.7 is held to cover a geographic area or to be for length of time which is not permitted by Legal Requirements, or is in any way construed to be too broad or to any extent invalid, such restrictions or covenants shall be construed to be null, void, and of no effect, but to the extent such restrictions or covenants would be valid or enforceable under applicable Legal Requirements, a court of competent jurisdiction shall construe and interpret this Section 5.7 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contain in this Section 5.7 that would be valid and enforceable under law.

Section 5.8.     Compliance with Rule 144. On or after the date that the Earn Out Shares first become saleable under Rule 144, any Selling Party may submit then normal and customary Rule 144 sale documentation to Purchaser for any Earn Out Shares such Selling Party wishes to sell (“Offered Earn Out Shares”). Within three (3) business days after Purchaser's receipt of such normal and customary Rule 144 sale documentation for such Offered Earn Out Shares, Parent Company's counsel shall, at Parent Company's expense, provide Parent Company's transfer agent with an opinion authorizing the removal of the restrictive legend on the certificates of such Offered Earn Out Shares for sale.

Section 5.9.     SEC Filings. From and after the date the Earn Out Shares first become saleable under Rule 144 until the one (1) year anniversary of such date, (a) Parent Company shall use commercially reasonable efforts to: (i) make all filings necessary under the Exchange Act, as and when required by the Exchange Act, (ii) take all other actions required by the Exchange Act, and (iii) refrain from taking any action prohibited by the Exchange Act such that (b) each Selling Party may, on or after the date that the Earn Out Shares first become saleable under Rule 144, sell such Earn Out Shares in reliance upon Rule 144.

Section 5.10.     Financial Statements. Within sixty (60) days following the Closing Date, Seller shall deliver to Purchaser true, complete and correct copies of Sellers’ consolidated balance sheet and consolidated statement of income, consolidated statement of cash flow and consolidated statement of changes in stockholders’ equity which may be required to be filed by Parent Company with the SEC with respect to the transactions contemplated hereby on Form 8-K, with such Financial Statements being in the form and content set forth in Regulation S-X and Form 8-K, which among other things will include an unqualified audit opinion by an independent public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and shall include any required consent of such accounting firm.

Section 5.11.     Post-Closing Activities.

(a)     After the Closing but provided the same does not interfere with the performance of such persons’ duties to Purchaser or Parent Company after Closing, Purchaser and Parent Company shall permit Konkle and Van der Wiel, along with certain other Transferred Employees selected by Konkle or Van der Wiel, to, during normal business hours, to reasonably assist Sellers' Representative with activities related to the wind-down and liquidation of any Seller, including, but not limited to, to providing information reasonably necessary for the preparation by a third party of Sellers’ financial statements and tax returns, it being understood that neither Purchaser nor Parent Company shall be obligated to incur any costs or expenses in accordance therewith or to pay any overtime to any employees resulting hereunder.

(b)     Purchaser acknowledges that the post-Closing activities contemplated in Section 5.1 will be performed by certain Transferred Employees, and Purchaser agrees that such Transferred Employees shall be afforded the time reasonably necessary during normal business hours to perform the post-Closing activities as and when requested by the Sellers' Representative, it being understood that neither Purchaser nor Parent Company shall be obligated to incur any costs or expenses in accordance therewith or to pay any overtime to any employees resulting hereunder.

(c)     In the event that Purchaser or Parent Company shall become obligated to pay for any incremental third party expenses incurred by Sellers or any overtime to any employees resulting from Section 5.1 or Section 5.11, such amount shall be reimbursed by the Sellers' Representative.

ARTICLE VI.
INDEMNIFICATION

Section 6.1.     Indemnification by Selling Parties. Subject to the limitations set forth in this Article VI, from and after the Closing, (i) Langsenkamp, on a joint and several basis (except with respect to Sections 3.12(b)-(d), in which each Member shall indemnify the Purchaser Indemnifying Parties on a several, but not joint and several basis), and (ii) each other Selling Party, on a several basis, shall indemnify Purchaser, its Affiliates and their respective successors, assignees, officers, directors, principals, attorneys, agents, employees or other Representatives (collectively, the “Purchaser Indemnified Parties” and each individually a “Purchaser Indemnified Party”) against any Damages that a Purchaser Indemnified Party incurs arising out of or as a result of:

(a)     any breach of the representations and warranties of any Selling Party set forth in Article III of this Agreement;

(b)     any breach by any Selling Party of its respective covenants or agreements set forth in this Agreement;

(c)     any Liability of any Selling Party related to any Excluded Liability; and

(d)     any Liability of any Selling Party related to any Excluded Asset.

Section 6.2.     Indemnification by Purchaser. Subject to the limitations set forth in this Article VI, from and after the Closing, Purchaser and Parent Company, jointly and severally, shall indemnify the Selling Parties, their Affiliates and their respective successors, assignees, officers, directors, principals, attorneys, agents, employees or other Representatives (collectively, the “Seller Indemnified Parties” and each individually a and “Seller Indemnified Party”) against any Damages that a Seller Indemnified Party incurs arising out of or as a result of:

(a)     any breach of the representations and warranties of Purchaser or Parent Company set forth in Article IV of this Agreement;

(b)     any breach by Purchaser or Parent Company of the covenants or agreements of Purchaser set forth in this Agreement;

(c)     any Assumed Liability; and

(d)     the use, ownership, operation or maintenance of the Business and the ownership of the Purchased Assets from and after the Closing.

Section 6.3.     Limitations on Liability.

(a)     The Indemnified Party’s indemnification rights with respect to breaches of the representations and warranties of the Indemnifying Party, other than the representations and warranties set forth in Section 3.1, Section 3.2(a), Section 3.6(a), Section 3.9, Section 3.12, Section 3.16, Section 3.20, Section 3.24, Section 4.1, Section 4.3, Section 4.4 and Section 4.5 (the “Fundamental Representations”) will survive the Closing but will terminate and expire, and will cease to be of any force or effect, on the date that is eighteen (18) months following the Closing Date (the “Expiration Date”), and all Liability of the Indemnifying Party with respect to such representations and warranties will thereupon be extinguished; provided, however, that if, prior to the Expiration Date in the case of representations and warranties other than the Fundamental Representations, the Indemnified Party shall have duly delivered to the Indemnifying Party, in conformity with all of the applicable procedures set forth in Section 6.4, a Claim Notice setting forth a claim for indemnification based upon a breach by the Indemnifying Party of any of such representations or warranties, then the specific claim set forth in such Claim Notice will survive (and will not be extinguished upon) the Expiration Date. Any other claim for indemnification by any party under this Article VI may be asserted until expiration of the applicable statute of limitations under which a Third Party could assert a claim against the Indemnified Party plus 60 days.

(b)     Other than with respect to the Fundamental Representations, the Indemnifying Party will not be required to indemnify the Indemnified Party with respect to any breach by the Indemnifying Party of any of the representations and warranties of the Indemnifying Party set forth in this Agreement, except to the extent that the cumulative amount of the Damages actually incurred by the Indemnified Party as a result of all such breaches actually exceeds one and 25/100 percent (1.25%) of the Purchase Price (the “Threshold Amount”); after which time the entire amount of such Damages occurring hereunder will be indemnifiable, including the Threshold Amount, subject to the limitations set forth in Section 6.1 and in clause (c) below.

(c)     Other than with respect to the Fundamental Representations, the total amount of the payments that the Indemnifying Party can be required to make with respect to any breach by the Indemnifying Party of any of the representations and warranties of the Indemnifying Party set forth in this Agreement will be limited in the aggregate to a maximum of fifteen percent (15%) of the Purchase Price (the “Cap”), and the Indemnifying Party’s cumulative Liability will in no event exceed such amount. In no event shall the Threshold and Cap apply to any claims by any Indemnified Party for indemnification pursuant to (i) Section 6.1(b), Section 6.1(c), Section 6.1(d), Section 6.2(b), Section 6.2(c), Section 6.2(d) or (ii) Damages any Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by fraud or intentional misrepresentation. In addition, prior to and in conjunction with seeking indemnification, an Indemnified Party shall use commercially reasonable efforts to mitigate the amount of Damages for which it may be entitled to indemnification hereunder.

(d)     Notwithstanding anything contained herein or in the Transaction Documents to the contrary, the aggregate liability of the Sellers under the Transaction Documents or relating to the Business, the Excluded Liabilities and/or the transactions contemplated by the Transaction Documents, shall never exceed the Purchase Price.

(e)     Each Member’s obligation to indemnify the Purchaser Indemnified Parties pursuant to this Article VI shall be limited to each such Member's allocable portion of the Purchase Price actually received by such Member, and each such Member shall be liable to the Purchaser Indemnified Party for a portion of each Claim only up to its allocable portion of the Purchase Price actually received relative to the Purchase Price received by all Members (except with respect to Sections 3.12(b)-(d), in which the Member shall indemnify the Purchaser Indemnified Parties for the entire amount of such Damages, subject to the other limitations contained herein). Notwithstanding the above, each Seller and Langsenkamp shall be jointly and severally liable for each Minority Member's allocable portion (based on the portion of the Purchase Price actually received by such Minority Member relative to the Purchase Price received by all Members) of any indemnification obligation under this Article VI (except with respect to Sections 3.12(b)-(d), in which each Minority Member shall indemnify the Purchaser Indemnified Parties for the entire amount of such Damages, subject to the other limitations contained herein).

(f)     The amount of any Damages that are subject to indemnification under this Article VI shall be calculated net of the amount of any insurance proceeds, indemnification payments, contribution payments or reimbursements actually received by the Indemnified Party or any Affiliate of the Indemnified Party in connection with such Damages (less the costs incurred by the Indemnified Party and its Affiliates in collecting such amounts, including any resulting increases in insurance premiums). In the event that an insurance recovery is made by the Indemnified Party or any Affiliate of the Indemnified Party with respect to any Damages for which the Indemnified Party has been indemnified hereunder, the Indemnified Party shall promptly pay to the Indemnifying Party, a sum equal to the lesser of (i) the actual amount of such insurance proceeds recoveries or (ii) the actual amount of the indemnification payment previously paid with respect to such Damages..

(g)     To the extent the Indemnifying Party makes or is required to make any indemnification payment to the Indemnified Party, no right of subrogation against the Indemnifying Party will accrue hereunder to or for the benefit of the Indemnifying Party or any Third Party.

(h)     Except with respect to specific performance for the breach of any Restricted Party of the restrictive covenants contained in Section 5.7, the right to indemnification under this Article VI, subject to all of the terms, conditions and limitations hereof, shall constitute the sole and exclusive right and remedy available to any party hereto for any actual or threatened breach of the representations, warranties, covenants and obligations set forth in this Agreement, and none of the parties hereto shall initiate or maintain any legal action at law or in equity against any other party hereto which is directly or indirectly related to any breach or threatened breach of the representations, warranties, covenants or obligations set forth in this Agreement, except in the case of intentional misrepresentation or fraud. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VI.

(i)     Neither the condition set forth in Section 2.8(e) nor the receipt of the opinion described therein shall adversely affect any Purchaser Indemnified Party’s rights to recover any Damages under this Article VI or otherwise.

Section 6.4.     Indemnification Procedures. Third Party Claims. If a party entitled to be indemnified under this Article VI (an “Indemnified Party”) receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by a Third Party (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnified Party wishes to assert an indemnification claim against the party subject to such indemnification obligation under this Article VI (the “Indemnifying Party”), the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof (“Claim Notice”). The failure to promptly provide such a Claim Notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. A Claim Notice shall describe the Third Party Claim in reasonable detail, and shall indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party's expense and by the Indemnifying Party's own counsel (as reasonably acceptable to the Indemnified Party), and the Indemnified Party shall use commercially reasonable efforts to cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 6.4(b), it shall have the right to take such action as it deems necessary to defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party's right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 6.4(b) pay, compromise, defend such Third Party Claim and seek indemnification for any and all Damages based upon, arising from or relating to such Third Party Claim. Sellers and Purchaser shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim.

(b)     Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 6.4(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party or others or providing any restrictions on the operation of such Person’s business as conducted, and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 6.4(a) it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)     Direct Claims. Any claim by an Indemnified Party on account of Damages which do not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, and shall indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party shall allow the Indemnifying Party and its Representatives a reasonable opportunity to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall use commercially reasonable efforts to assist the Indemnifying Party's investigation by giving such information and assistance (including access to the Indemnified Party's premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its Representatives may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have accepted such claim.

Section 6.5.     Payments; Escrow.

(a)     Within fifteen (15) business days after both (i) the resolution of any indemnification claim by any Purchaser Indemnified Party hereunder pursuant to which such Purchaser Indemnified Party is entitled to any payment from a Selling Party pursuant to Section 6.1 and (ii) the delivery by such Purchaser Indemnified Party of a written request for payment to such Selling Party, such payment shall be made by the applicable Selling Party. Subject to the terms of the Escrow Agreement, the Escrow Amount will be available to compensate the Purchaser Indemnified Parties for Damages for which such Purchaser Indemnified Parties are entitled to indemnification pursuant to Section 6.1 and in accordance with the Escrow Agreement.

(b)     Within fifteen (15) business days after both (i) the resolution of any indemnification claim by any Seller Indemnified Party hereunder pursuant to which such Seller Indemnified Party is entitled to any payment from Purchaser and (ii) the delivery by such Seller Indemnified Party of a written request for payment to Purchaser, such payment shall be made by the Purchaser.

(c)     The Indemnifying Party shall reimburse the Indemnified Party for any and all reasonable costs or expenses of any nature or kind whatsoever (including, but not limited to, all reasonable attorneys’ fees) incurred in seeking to collect any payments due under this Section 6.5.

Section 6.6.     Treatment of Payments. Any indemnification payments made by any party hereto pursuant to this Agreement and any payments made pursuant to Section 2.9 shall be treated by all other parties as an adjustment to the Purchase Price set forth in Section 2.3.

ARTICLE VII.
MISCELLANEOUS

Section 7.1.     Knowledge. The term “knowledge” with respect to Sellers means the knowledge of each Member, Jonathan Kusnitz, Rick Hall, Robert McIlvaine, and Blake Vaughn after due inquiry of those Business Employees reporting directly to the Persons listed in this Section 7.1. In addition, a Person shall be deemed to have “knowledge” of any fact or matter set forth in documents or other materials that have been actually delivered to or have been in such Person’s actual possession (whether physical or electronic).

Section 7.2.     Governing Law. This Agreement will be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of law).

Section 7.3.     Venue and Jurisdiction.

(a)     If any Matter or other legal action relating to this Agreement is brought or otherwise initiated, the venue therefor will be in the state court located in the Borough of Manhattan, New York, New York or the U.S. Federal District Court, Southern District of New York, which will be deemed to be a convenient forum. Purchaser and the Selling Parties hereby expressly and irrevocably consent and submit to the jurisdiction of the state court located in the Borough of Manhattan, New York, New York or the U.S. Federal District Court, Southern District of New York.

(b)     To the extent permitted by applicable Legal Requirements, each of the parties hereto hereby irrevocably waives any and all right to a trial by jury in any Matter arising out of or related to this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby.

Section 7.4.     Notices. Any notice or other communication required or permitted to be delivered to a party under this Agreement must be in writing and will be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service, by facsimile or, with respect to Selling Parties, via electronic mail) to the address, facsimile telephone number, or with respect to the Selling Parties, the electronic mail address set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Purchaser or Parent Company:

Fifth Gear Acquisitions, Inc.

Speed Commerce, Inc.

1303 E. Arapaho Rd.

Richardson, Texas 75081

Attn: General Counsel

with a copy (which shall not constitute notice) to:

Winthrop & Weinstine, P.A.

Suite 3500

225 South Sixth Street

Minneapolis, MN 55402

Attn: Scott J. Dongoske

If to Sellers, a Member or to Sellers' Representative:

Albert Langsenkamp

14254 Dove Drive
Carmel, IN 46033

with a copy (which shall not constitute notice) to:

Ice Miller LLP

One American Square

Suite 2900

Indianapolis, IN 46282

Attn: Steven K. Humke

Section 7.5.     Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release acceptable to Purchaser and Sellers' Representative, except as Purchaser reasonably believes, after receiving the advice of outside counsel and after informing all other parties to this Agreement, another form of press release may be required by Legal Requirement or by any listing agreement with a national securities exchange or trading market. Thereafter, so long as this Agreement is in effect, neither Sellers nor Purchaser shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated hereby without the prior consultation of the other party, except as Purchaser reasonably believes, after receiving the advice of outside counsel and after informing all other parties to this Agreement, another form of press release may be required by Legal Requirement or by any listing agreement with a national securities exchange or trading market.

Section 7.6.     Assignment. No party hereto may assign any of its rights or delegate any of its obligations under this Agreement (whether voluntarily, involuntarily, by way of merger or otherwise) to any other Person without the prior written consent of the other party; provided, however, that Sellers may, prior to the Closing, assign to any Person its right to receive all or any portion of the cash payment to be made by Purchaser at the Closing; and provided, further, that (a) Purchaser shall have the right to assign any of its rights or obligations under this Agreement to one or more of its Affiliates, and Purchaser and each such Affiliate shall have the right to assign any of its rights or obligations under this Agreement to any purchaser of a material portion of its assets or a successor as part of purchaser’s reorganization, sale or merger to or with such successor, so long as such party remains liable for such Affiliate’s or Purchaser’s obligations hereunder and (b) Purchaser may assign its rights hereunder for collateral security purposes to any lender or lenders, or agent therefor, providing financing to Purchaser or any of its Affiliates in connection with the transactions contemplated hereby, or to any assignee or assignees of any such lender, lenders or agent.

Section 7.7.     Parties in Interest. Nothing in this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto.

Section 7.8.     Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser. As between Purchaser and Sellers, Purchaser shall have no obligation to give bulk transfer notices to creditors, claimants or other Persons.

Section 7.9.     Severability. In the event that any provision of this Agreement, or the application of such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be affected and will continue to be valid and enforceable to the fullest extent permitted by law.

Section 7.10.     Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any state court located in the Borough of Manhattan, New York, New York or the U.S. Federal District Court, Southern District of New York in addition to any other remedy to which they are entitled at law or in equity.

Section 7.11.     Entire Agreement. This Agreement, the Confidentiality Agreement (which remains in full force and effect) and the Transaction Documents set forth the entire understanding of the parties hereto and supersede all other agreements and understandings among the parties relating to the subject matter hereof and thereof.

Section 7.12.     Waiver. No failure on the part of a party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of such party in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver thereof; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Any waiver of any provision of this Agreement and any consent given hereunder must be in writing signed by the party sought to be bound. The waiver by any party of breach or violation of any provision of this Agreement will not operate as, or be construed to constitute, a waiver of any subsequent breach or violation of the same or any other provision hereof.

Section 7.13.     Amendments. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed on behalf of each parties.

Section 7.14.     Counterparts. This Agreement may be executed in several counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement.

Section 7.15.     Interpretation of Agreement.

(a)     Each party hereto acknowledges that it has participated in the drafting of this Agreement, and any applicable rule of construction to the effect that ambiguities are to be resolved against the drafting party will not be applied in connection with the construction or interpretation of this Agreement.

(b)     Whenever required by the context hereof, the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(c)     As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, and will be deemed to be followed by the words “without limitation.”

(d)     Unless the context otherwise requires, references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of and Schedules and Exhibits to this Agreement.

(e)     The table of contents of this Agreement and the headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

Section 7.16.     Appointment of the Sellers' Representative.

(a)     By the execution and delivery of this Agreement, each Selling Party hereby irrevocably constitutes and appoints Albert Langsenkamp as the initial true and lawful agent and attorney in fact (the “Sellers' Representative”) of such Selling Party with full authority and power of substitution to act in the name, place and stead of such Selling Party with respect to the consummation of the transactions contemplated hereunder. Without limiting the generality of the foregoing, the Sellers' Representative has full power and authority, on behalf of each Selling Party and his or its successors and assigns, to (i) interpret the terms and provisions of this Agreement and the Escrow Agreement, (ii) execute and deliver and receive deliveries of the Escrow Agreement and all agreements, amendments, certificates, statements, notices, approvals, extensions, waivers, undertakings and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement, (iii) negotiate and settle any dispute related to any post Net Working Capital adjustments as contemplated by Section 2.9, including by making or authorizing any payment to Purchaser on behalf of the Selling Parties in connection therewith, (iv) receive service of process in connection with any indemnification claims under this Agreement, (v) agree to, negotiate, enter into settlements and compromises of, and assume the defense of, indemnification claims (other than claims with respect to Sections 3.12(b)-(d) for which such authority shall vest only in the applicable Selling Party) and initiate claims and comply with orders and judgments with respect to such indemnification claims (other than claims arising under Sections 3.12(b)-(d) which shall be the sole responsibility of the applicable Seller), and to take all actions necessary or appropriate in the judgment of the Sellers' Representative for the accomplishment of the foregoing, (vi) give and receive notices and communications, (vii) authorize delivery or object to delivery to any Purchaser Indemnified Party of the Escrow Amount or any portion thereof in satisfaction of indemnification claims brought by any Purchaser Indemnified Party hereunder, and (viii) take all actions necessary or appropriate in the judgment of the Sellers' Representative on behalf of the Sellers in connection with this Agreement.

(b)     Purchaser, and any other Person, may conclusively and absolutely rely, without inquiry, upon any consent, approval or action of the Sellers' Representative as the consent, approval or action, as the case may be, of each Selling Party individually and all Selling Parties as a group in all matters referred to herein, and each Selling Party confirms all that the Sellers' Representative shall do or cause to be done by virtue of his appointment as the Sellers' Representative. Notwithstanding the foregoing, the parties acknowledge that the Sellers' Representative shall have no authority or duty to any Person with respect to claims made with respect to Section 3.12(d), other than to receive service of process and notices with respect thereto.

(c)     This power of attorney, and all authority hereby conferred, is irrevocable and will not be terminated by any act of any Selling Party or by operation of Law, whether by the death or incapacity of any Selling Party or by the occurrence of any other event. To the extent the preceding sentence is deemed unenforceable, each Selling Party covenants and agrees that he or it shall not voluntarily revoke the power of attorney conferred in this Section 7.16. If any Selling Party dies or becomes incapacitated, disabled or incompetent (such deceased, incapacitated, disabled or incompetent Selling Party being a “Former Selling Party”) and, as a result, the power of attorney conferred by this Section 7.16 is revoked by operation of law, it shall not be a breach by such Former Selling Party under this Agreement if the heirs, beneficiaries, estate, administrator, executor, guardian, conservator or other legal representative of such Former Selling Party (each a “Successor Selling Party”) confirm the appointment of the Sellers' Representative as agent and attorneys in fact for such Successor Selling Party.

(d)     Each Selling Party hereby consents and agrees to all actions or inactions taken or omitted to be taken in good faith by the Sellers' Representative under this Agreement. In connection with the exercise of his duties, the Sellers' Representative will be entitled to consult with and rely upon legal counsel and other professional advisors, with the costs thereof (and all other out-of-pocket costs reasonably incurred by the Sellers' Representative incident to discharging its duties under this Agreement or the Transaction Documents) to be allocated among the Selling Parties in accordance with their respective pro-rata ownership of the Sellers (the amount of which may be withheld from any payment due to such Selling Parties hereunder). Each Selling Party shall indemnify, defend and hold the Sellers' Representative harmless from and against its pro-rata share of any and all claims, losses, liabilities, damages and expenses (including reasonable attorneys' fees and costs) which the Sellers' Representative may suffer or sustain as a result of any action taken, or not taken, in good faith hereunder. The Sellers' Representative shall have no duties except those which are expressly set forth herein. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, IN NO EVENT SHALL THE SELLERS' REPRESENTATIVE BE LIABLE TO ANY SELLING PARTY FOR ANY SPECIAL, SPECULATIVE, REMOTE, EXEMPLARY, INDIRECT, INCIDENTAL, TREBLE, CONSEQUENTIAL OR PUNITIVE DAMAGES.

Section 7.17.     Expenses. Except as otherwise expressly provided herein, each party hereto shall bear his, her, or its own costs and expenses (including legal fees and expenses) incurred in connection with the Transaction Documents and transactions contemplated thereby.

[SIGNATURE PAGES TO FOLLOW]

The parties hereto have caused this Asset Purchase Agreement to be executed as of the date first set forth above.

SELLERS:
SIGMA HOLDINGS, LLC By: Print Name: Title:	SIGMA MICRO, LLC By: Print Name: Title:
LEXTON GROUP, L.L.C. By: Print Name: Title:
MEMBERS:

The parties hereto have caused this Asset Purchase Agreement to be executed as of the date first set forth above.

SELLERS' REPRESENTATIVE:

Albert Langsenkamp

The parties hereto have caused this Asset Purchase Agreement to be executed as of the date first set forth above.

PURCHASER:

FIFTH GEAR ACQUISITIONS, INC.
PARENT COMPANY:

SPEED COMMERCE, INC.